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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  CIMCO, INC.
                           (NAME OF SUBJECT COMPANY)

                                  CIMCO, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   171842107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               RUSSELL T. GILBERT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               265 BRIGGS AVENUE
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 546-4460
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                              NICK E. YOCCA, ESQ.
                              BEN A. FRYDMAN, ESQ.
                            NICHOLAS J. YOCCA, ESQ.
                       STRADLING, YOCCA, CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 725-4000
                            JAMES W. HAMILTON, ESQ.
                       PAUL, HASTINGS, JANOFSKY & WALKER
                             695 TOWN CENTER DRIVE
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 668-6230
                              LYLE G. GANSKE, ESQ.
                           BENJAMIN G. LOMBARD, ESQ.
                             PATRICK J. LEDDY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is CIMCO, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 265 Briggs Avenue, Costa Mesa, California 92626. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Common Stock"), including the associated stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of December 5, 1992, as amended (the "Company Rights Agreement") between the Company and First Interstate Bank of California, as Rights Agent (collectively, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to a tender offer (the "Offer") made by Hanwest, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of M.A. Hanna Company, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated December 27, 1995, to purchase all outstanding Shares at a price of $10.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 27, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer Documents").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 19, 1995 (the "Merger Agreement"), among Parent, Purchaser and the Company, which provides, among other things, for the making of the Offer by Purchaser, upon the terms and subject to the conditions of the Merger Agreement, and for the subsequent merger (the "Merger") of Purchaser with and into the Company, which will continue as the surviving corporation following the Merger. The Parent represents that it has sufficient funds to consummate all of the transactions contemplated by the Merger Agreement and will make available to the Purchaser sufficient funds in sufficient time to consummate the Offer and the Merger. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference.

     The Schedule 14D-1 states that the principal executive offices of the Parent and the Purchaser are located at M.A. Hanna Company, Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114-2304.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings and potential conflicts of interest between the Company and its directors, executive officers and affiliates and between the Company and Parent and Purchaser, and their directors, executive officers and their affiliates, are set forth below:

     MERGER AGREEMENT. The following is a summary of certain provisions of the Merger Agreement, a copy of which is attached hereto as Exhibit (c)(1) and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15 of the Merger Agreement. The Purchaser has agreed that, without the written consent of the Company, no change in the Offer may be made that: (i) changes the form of consideration to be paid or decreases the price per Share or the maximum number of Shares sought in the Offer; (ii) imposes conditions to the Offer in addition to the Minimum Condition and those other conditions described in Section 15 of the Merger Agreement which broaden the scope of such conditions; (iii) increases the minimum number of Shares that must be tendered as a condition to the acceptance for payment and payment for the Shares; (iv) waives the Minimum Condition if such waiver would result in less than a majority of the Shares being accepted for payment or paid for pursuant to the Offer; (v) except as provided in the Merger Agreement, extends the period of the Offer beyond 45 days after the commencement of the Offer; or (vi) otherwise amends the terms of the Offer (including any of the

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conditions set forth in Section 15 of the Merger Agreement) in a manner that is materially adverse to the holders of Shares.

     The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the stockholders of the Company (if required) and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged with and into the Company, which will continue as the surviving corporation (sometimes called, "Surviving Corporation"). The Merger shall become effective at such time as a certificate of merger is filed with the Secretary of State of the State of Delaware, or at such later time as is specified in such certificate of merger (the "Effective Time"). As a result of the Merger, all of the properties, rights, privileges and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

     At the Effective Time, by virtue of the Merger (i) each issued and outstanding Share held in the treasury of the Company, or by the Parent or any wholly-owned subsidiary of the Parent shall be cancelled, and no payment shall be made with respect thereto; (ii) each share of common stock of the Purchaser then outstanding shall be converted into and become one share of Common Stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above and except for Shares held by stockholders exercising appraisal rights pursuant to Section 262 of the Delaware General Corporation Law ("DGCL"), be converted into the right to receive $10.50 in cash or any higher price per Share that may be paid pursuant to the Offer, without interest.

     The Merger Agreement provides that the Certificate of Incorporation and Bylaws of the Company at the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

     Recommendation. The Merger Agreement states that the Board of Directors has
(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Tender Agreement (described below) and the transactions contemplated thereby and (iii) resolved to recommend acceptance of the Offer, the tender of the Shares thereunder and approval and adoption of the Merger Agreement and the Merger by the Company's stockholders. This recommendation of the Board of Directors may be withdrawn, modified or amended if the Board, by a majority vote, determines in its good faith judgment, based as to legal matters on the advice of legal counsel, that such withdrawal, amendment or modification is required by the Board in the proper discharge of its fiduciary duties. Any such withdrawal, modification or amendment may give rise to certain termination rights on the part of the Parent and the Purchaser, as described below.

     Interim Agreements of the Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will conduct its business and operations only in the ordinary and usual course consistent with past practice. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of the Parent (which consent will not be unreasonably withheld with respect to the incurrence of indebtedness by the Company evidenced by certain promissory notes but excluding all of the Company's other indebtedness pursuant to clause (ii)(a) below): (i) amend its charter or Bylaws; (ii)(a) create, incur or assume any indebtedness for money borrowed, including obligations in respect of capital leases, except (A) purchase money mortgages granted in connection with past practice, or (B) indebtedness for borrowed money incurred in the ordinary course of business not aggregating in excess of $7.0 million outstanding at any time under its revolving credit facility provided by the Company's existing Credit Agreement with Wells Fargo Bank, National Association (the "Bank"), as the same may be amended from time to time ("Credit Agreement"), reduced by the net

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proceeds of any sale of assets by the Company or any subsidiary out of the ordinary course of business, provided that the proceeds of any borrowing are not distributed to the stockholders of the Company; or (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; provided, however that the Company may endorse negotiable instruments in the ordinary course of business consistent with past practice; (iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Shares; (iv) issue, sell, grant, purchase or redeem, or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe to, or subdivide or in any way reclassify, any Shares, except in any case above pursuant to outstanding stock purchase rights; (v)(a) increase the aggregate amount of compensation payable or to become payable by the Company to its directors, officers or employees whether by salary or bonus, by more than two percent in the aggregate on an annual basis (excluding commission-only compensation, the rate of which shall not be increased); or (b) increase the rate or term of, or otherwise alter, any bonus (other than any bonus permitted by clause (v)(a) above), insurance, pension, severance or other employee benefit plan, payment or arrangement made to, for or with any such directors, officers or employees; (vi) enter into any agreement, commitment or transaction (other than certain borrowings described above), except agreements, commitments or transactions in the ordinary course of business consistent with past practice; (vii) sell, transfer, mortgage, pledge, grant any security interest or permit the imposition of any lien or other encumbrance on any asset other than in the ordinary course of business consistent with past practice and except (a) pursuant to the Credit Agreement, (b) in connection with any permitted purchase money mortgages or (c) for any lien or other encumbrance as to which the Company has a valid defense;
(viii) waive any right under certain contracts and other agreements if such waiver would have a Material Adverse Effect (defined below); (ix) other than as required by any change in generally accepted accounting principles, make any material change in its accounting methods or practices or make any material change in depreciation or amortization policies or rates adopted by it for accounting purposes or, other than normal writedowns or writeoffs consistent with past practices, make any writedowns of inventory or writeoffs of notes or accounts receivable; (x) make any loan or advance to any of its stockholders, officers, directors, employees (other than advances to field sales personnel, vacation advances, relocation advances and travel advances in each case made in the ordinary course of business in a manner consistent with past practice), or make any other loan or advance to any other person or group otherwise than in the ordinary course of business consistent with past practice; (xi) terminate or fail to renew, where such renewal is at the Company's or subsidiary's option, any contract or other agreement (excluding customer leases), the termination or failure of which to renew would have a Material Adverse Effect; (xii) enter into any collective bargaining agreement; (xiii) make any addition to or modification of the Company's employee benefits plans; (xiv) take any action, agree to take any action or do or, with respect to anything within the Company's or subsidiary's control, knowingly permit to be done or to be taken, anything in the conduct of its business which (a) would cause any of the representations of the Company to be or become untrue in any material respect, and (b) would reasonably be expected to have a Material Adverse Effect; provided, however, that nothing in the Merger Agreement shall affect the generality of any of the conditions set forth in Section 15 of the Merger Agreement; or (xv) agree to do any of the foregoing.

     When used in the Merger Agreement, the term "Material Adverse Effect" means a material adverse effect on the business, assets, prospects, financial condition or results of operations of the Company and its subsidiaries considered on a consolidated basis or on the ability of the Company, the Parent or the Purchaser to consummate the transactions contemplated by the Merger Agreement.

     Other Agreements of the Parent, the Purchaser and the Company. In the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, representatives and agents have agreed that they shall immediately cease any existing discussions or negotiations with any parties conducted theretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any business combination with the Company, subject to certain exceptions. The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements that do not prohibit or restrict disclosure of any matter to the Parent other than confidential information regarding such person, and may participate in discussions and negotiate with such entity or group concerning

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any proposed merger, sale of assets, sale of shares of capital stock, acquisition of Shares other than pursuant to the Offer or the Merger or similar transaction involving the Company or any division of the Company (an "Acquisition Proposal"), only if such entity or group has submitted a written proposal to the Board relating to any such transaction and the Board by a majority vote determines in its good faith judgment, based as to legal matters on the advice of legal counsel, that failing to take such action would constitute a breach of the Board's fiduciary obligations under applicable law. The Board shall promptly advise the Parent orally or in writing of any Acquisition Proposal and any inquiries or developments with respect thereto. Except as set forth above, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than the Parent and the Purchaser, any affiliate or associate of the Parent and the Purchaser or any designees of the Parent and Purchaser) concerning any Acquisition Proposal or take any other action to facilitate the making of a proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, provided, however, that nothing in the Merger Agreement shall prevent the Board from approving or recommending to the Company's stockholders any unsolicited tender offer or exchange offer by a third party as contemplated by Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the event any unsolicited takeover proposal shall have been made by a third party, if, in the good faith judgment of the Board, based as to legal matters on the advice of legal counsel, that withdrawing or modifying such approval or recommendation is required under applicable law in the proper discharge of its fiduciary duties. Notwithstanding the foregoing, nothing shall prevent the Company from negotiating and executing agreements relating to the sale by the Company of its real estate located in Corona, California.

     Pursuant to the Merger Agreement, between the date of the Merger Agreement and the Effective Time, the Company will give the Parent and the Purchaser and their authorized representatives reasonable access to all personnel, books, records, plants, offices, and other facilities and properties of the Company and its subsidiaries, will permit the Parent and the Purchaser to make such inspections as the Parent and the Purchaser may reasonably request and will cause the Company's officers to furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Purchaser may from time to time reasonably request.

     The Merger Agreement provides that promptly upon acceptance for payment of, and commencement of payment for, such number of Shares which represents at least a majority of the Shares (determined on a fully diluted basis) by the Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment) bears to the total number of Shares, and the Company shall cause the Purchaser's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. Notwithstanding the foregoing, the Company has agreed to use its best efforts to ensure that two of the current members of the Board who are not officers, employees or affiliates of the Company or the Parent remain members of the Board until the Purchaser owns a majority of the Shares and thereafter until the Effective Time.

     Pursuant to the Merger Agreement, the Company shall, at the Parent's request, cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as practicable (provided the Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer) for the purposes of voting on the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated thereby.

     The Merger Agreement provides that the Company will promptly prepare and file with the Securities and Exchange Commission (the "Commission") under the Exchange Act a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement") and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time and obtain the necessary approvals by its stockholders of the

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Merger Agreement. The Parent has agreed to vote and to cause its affiliates
(including, without limitation, the Purchaser) to vote all Shares owned by them in favor of adoption of the Merger Agreement. Notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the Shares and the Purchaser so requests, the Parent, the Purchaser and the Company will take all actions necessary and appropriate to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 253 of the DGCL.

     The Parent has agreed that all rights to indemnification now existing in favor of the directors and officers of the Company as provided in the Company's Bylaws as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect for a period of at least five years. The Parent shall not permit the indemnification agreements between the Company and each of the directors and officers that are in existence as of the date of the Merger Agreement to be amended during the term of such indemnification agreements without the consent of the respective parties. For a period of at least five years after the Effective Time, the Purchaser has agreed to indemnify and hold harmless, to the maximum extent permitted by the DGCL, each of the present or former directors and officers of the Company and advance expenses in connection with such indemnification. In addition, the Parent has agreed that for two years after the Effective Time, the Parent will cause the Surviving Corporation to use its reasonable efforts to maintain, if available for an annual premium not in excess of $150,000, officers' and directors' liability insurance with respect to acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms no less favorable than those of such policy in effect on the date of the Merger Agreement or at the Effective Time, or, if such insurance coverage is not available for an annual premium not in excess of $150,000, to obtain the amount of coverage that is available for an annual premium of $150,000.

     The Merger Agreement provides that the Company, the Purchaser and the Parent will each use their best efforts to consummate the transactions contemplated by the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations by the Company as to undisclosed liabilities, certain changes or events concerning its businesses, compliance with applicable law, employee benefit plans, litigation and environmental liabilities. In addition, the Company represented to the Parent and the Purchaser that the Board, at a meeting duly called and held, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company, and (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Stockholder Tender Agreement and the transactions contemplated thereby in all respects and that such approval constitutes approval of the Offer, the Merger Agreement, the Merger and the Stockholder Tender Agreement and the transactions contemplated thereby for purposes of Article EIGHTH of the Certificate of Incorporation of the Company and Section 203 of the DGCL and similar statutes of other states that might be deemed applicable.

     Conditions to the Offer. Annex A to the Merger Agreement provides that the Purchaser shall not be required to complete the transaction or may terminate or amend the Offer or postpone the acceptance for payment for the Shares if, prior to the time of acceptance for payment of the Shares tendered pursuant to the
Offer:

        (a) at least a majority of the Shares shall not have been validly tendered in the Offer and, if tendered, not withdrawn immediately prior to the expiration of the Offer;

        (b) any waiting period applicable to the Offer pursuant to the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall not have expired or been terminated;

        (c) at any time before the time of acceptance for payment for any of the Shares any of the following shall occur or exist:

               (i) there shall have been instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, before any

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     court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, (A) challenging the acquisition by the Parent or the Purchaser of the Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or seeking to obtain from the Parent or the Purchaser any damages that would result in a Material Adverse Effect if such were assessed against the Company, (B) seeking to prohibit or materially limit the ownership or operation by the Parent or the Surviving Corporation of all or any material portion of the business or assets of the Company or compel the Parent or the Surviving Corporation to dispose of or to hold separate all or any material portion of the business or assets of the Company, or to impose any material limitation on the ability of the Company or the Surviving Corporation to conduct such business or own such assets, or (C) seeking to impose material limitations on the ability of the Parent (or any other affiliate of the Parent) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company; or

               (ii) there shall be any statute, rule, regulation, judgment, order or injunction enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or the Merger Agreement, or any other action shall have been taken by any government, governmental authority or court, domestic or foreign, other than the routine application to the Offer or the Merger of waiting periods under the HSR Act, that has, or has a substantial likelihood of resulting in, any of the consequences referred to in clauses (A) through (C) of subparagraph (c)(i) above; or

               (iii) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct in any material respect when made or, except for any representations and warranties made as of a specific date, shall have ceased to be true and correct in any material respect as if made on and as of the Expiration Date (or, in the case of representations and warranties that are specifically qualified as to materiality, shall not have been true and correct when made or shall have ceased to be true and correct on and as of the Expiration Date); or

               (iv) there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a Material Adverse Effect or materially adversely affecting (or materially delaying) the consummation of the Offer, (D) any limitation by any U.S. governmental authority on, or any other event that, in the judgment of the Parent, is substantially likely to materially adversely affect, the extension of credit by banks or other financial institutions, or (E) from the date of the Merger Agreement through the date of termination or expiration of the Offer, a decline of at least 25% in the Standard & Poor's 500 Index;

               (v) the Merger Agreement shall have been terminated in accordance with its terms;

               (vi) prior to the purchase of Shares pursuant to the Offer, the Company's Board of Directors shall have withdrawn or modified (including by amendment of this Schedule 14D-9) in a manner adverse to the Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer for the purchase of the Shares, which, in the sole judgment of the Parent in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with such acceptance for payment except where as a result of the Company's receipt of an unsolicited Acquisition Proposal from a third party
     (A) the Company issues to its stockholders a communication that contains only the statement permitted by Rule 14d-9(e) under the Exchange Act (and does not otherwise withdraw, modify or amend its approval or recommendation of the transactions contemplated by the Merger Agreement) and (B) within five business days of issuing such communication the Company publicly reconfirms its approval and recommendation of the transactions contemplated by the Offer and the Merger Agreement;

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               (vii)  There shall have occurred since July 31, 1995 a change, occurrence or circumstance in the Company's business having a Material Adverse Effect thereon; or

               (viii) There shall have been a failure to obtain any of the waivers or consents of Wells Fargo Bank pursuant to a letter agreement dated December 19, 1995 from Wells Fargo Bank to the Company, CTI and Medical Molding Corporation of America (which is also a wholly-owned subsidiary of the Company.

     The foregoing conditions are for the sole benefit of the Parent and Purchaser and may be asserted by them regardless of the circumstances giving rise to such conditions or may be waived by Parent and Purchaser in whole or in part in the sole discretion of Parent or Purchaser.

     Conditions to the Merger. The obligations of each of the Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction of certain conditions, including (i) the Purchaser shall have accepted for payment Shares tendered pursuant to the Offer; (ii) the Merger Agreement shall have been adopted by the requisite vote, if any is required, of the stockholders of the Company in accordance with applicable law; (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority that prohibits or restricts the consummation of the Merger; and (iv) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired. The obligation of the Purchaser and the Parent to effect the Merger is further subject to satisfaction of the conditions, unless waived by the Parent, that (i) the Company shall have performed and complied in all material respects with (a) the agreements and obligations contained in Section 1.03 of the Merger Agreement and (b) the agreements and obligations contained in the Merger Agreement (other than in Section 1.03) required to be performed and complied with by it at or prior to the Effective Time, except where the failure to have performed and complied is not reasonably expected to have a Material Adverse Effect, (ii) all outstanding stock options of the Company shall have been surrendered to the Company as provided in the Merger Agreement and cancelled by the Company, and (iii) the Parent shall have received a comfort letter, in form and substance reasonably requested by the Parent, from Grant Thornton or another nationally recognized public accounting firm regarding the updating of the Company's most recent financial statements. The obligation of the Company to effect the Merger is further subject to the Parent and the Purchaser having performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by each of them at or prior to the Effective Time, except where the failure to have so performed or complied is not reasonably expected to have a material adverse effect on the ability of the Parent or the Purchaser to consummate the transactions contemplated by the Merger Agreement.

     Termination. The Merger Agreement may be terminated and the Offer (prior to acceptance of Shares in the Offer) and the Merger may be abandoned at any time prior to the Effective Time: (i) by mutual written consent of the Parent, the Purchaser and the Company; (ii) by the Parent and the Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger or the acceptance for payment of and payment for the Shares and such order, decree, ruling or other action shall have become nonappealable; (iii) by the Parent and the Purchaser if, due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in Section 15 of the Merger Agreement, the Purchaser shall have (a) failed to commence the Offer within five business days following the initial public announcement of the Offer, (b) terminated the Offer or allowed the Offer to expire without the purchase of any Shares thereunder, or (c) failed to pay for Shares pursuant to the Offer within 75 days following the commencement of the Offer; (iv) by the Company if (a) there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Company which would entitle the Parent or the Purchaser to terminate the Merger Agreement pursuant to clause (v) of this paragraph and, due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in Section 15 the Purchaser shall have (A) failed to commence the Offer within five business days following the initial public announcement of the Offer, (B) terminated the Offer or allowed the Offer to expire without the purchase of any Shares thereunder, or (C) failed to pay for Shares pursuant to the Offer within 75 days following the commencement of the Offer, or (b) prior to the purchase of

Shares pursuant to the Offer, a corporation, partnership, person or other entity or group shall have made a bona fide offer that the Board by a majority vote, determines in its good faith judgment and in the discharge of its fiduciary duties, based as to legal matters on the advice of legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, is more favorable to the Company's stockholders than the Offer and the Merger and that the failure to terminate the Merger Agreement and accept such offer would be inconsistent with the proper exercise of the Board's fiduciary duties, provided that such termination under this clause (b) shall not be effective until payment of the Termination Fee (as defined below); (v) by the Parent and the Purchaser prior to the purchase of Shares pursuant to the Offer if (a) there shall have been a breach of any representation or warranty on the part of the Company having a Material Adverse Effect, (b) there shall have been a breach of any covenant or agreement on the part of the Company resulting in a Material Adverse Effect, (c) the Company shall engage in negotiations with any entity or group (other than the Parent or the Purchaser) that has proposed a Third Party Acquisition (as defined below), (d) the Board shall have withdrawn or modified (including by amendment of this Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer, or shall have adopted any resolution to effect any of the foregoing, or (e) a majority of Shares on a fully diluted basis shall not have been tendered in the Offer by the expiration date of the Offer and on or prior to such date an entity or group (other than the Parent or the Purchaser) shall have made and not withdrawn a proposal with respect to a Third Party Acquisition; or (vi) by the Company if
(a) there shall have been a breach of any representation or warranty on the part of the Parent or the Purchaser which materially adversely affects (or materially delays) the consummation of the Offer, or (b) there shall have been a material breach of any covenant or agreement on the part of the Parent or the Purchaser and which materially adversely affects (or materially delays) the consummation of the Offer.

     Termination Fee and Expenses. In the event the Parent and the Purchaser terminate the Merger Agreement pursuant to clause (iii) of the preceding paragraph (other than any termination based upon the failure to satisfy clause
(iii)(d) of Section 15 of the Merger Agreement) or clause (v)(a) of the preceding paragraph, or the Company terminates the Merger Agreement pursuant to clause (iv)(a) of the preceding paragraph, the Company shall reimburse the Parent, the Purchaser and their affiliates (not later than one business day after submission of statements therefor) for all actual documented out-of-pocket fees and expenses, not to exceed $750,000, actually and reasonably incurred by any of them or on their behalf in connection with the Offer and the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, attorneys' fees, fees payable to financing sources, investment bankers, counsel to any of the foregoing, and accountants and filing fees and printing costs). In the event the Company terminates the Merger Agreement pursuant to clause (iv)(b) of the preceding paragraph or in the event the Parent and the Purchaser terminate the Merger Agreement pursuant to clause (v)(b), (c), (d) or (e) of the preceding paragraph, the Company shall pay to the Purchaser the amount of $1,400,000 as liquidated damages immediately upon such termination as well as all amounts to which the Parent and the Purchaser would be entitled pursuant to the immediately preceding sentence; provided, however, that if the Parent and the Purchaser terminate the Merger Agreement pursuant to clause (v)(c) of the preceding paragraph, the Company shall pay to the Purchaser the amount of $700,000 as liquidated damages immediately upon such a termination (as well as all amounts to which the Parent and the Purchaser would be entitled to pursuant to the first sentence of this paragraph), and if within 12 months thereafter the Company enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs, the Company shall pay to the Purchaser the amount of $700,000 within one business day following the execution of such an agreement or such occurrence, as the case may be; provided, however, that the Parent and the Purchaser will be entitled to recover only one $1,400,000 payment or two $700,000 payments of liquidated damages, even if the Merger Agreement is terminated under more than one provisions in clause (iv)(b) or clause (v) described above.

     "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than the Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 30% of the total assets of the Company; (iii) the acquisition by a Third Party of 30% or more of the Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company of more than 20% of the Shares.

     Pursuant to the Merger Agreement, in the event of the termination of the Merger Agreement and abandonment of the Offer and the Merger, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its affiliates, directors, officers or stockholders, provided that a party will not be relieved from liability for any damages arising out of any willful or intentional breach of the Merger Agreement or from their obligations with respect to brokers and finders, the Termination Fee, expenses of the parties and confidentiality of information.

     Costs and Expenses. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

     Amendments and Modifications. Subject to applicable law, at any time prior to the Effective Time, the Merger Agreement may be amended, modified or supplemented by a written agreement of the Parent (for itself and the Purchaser) and the Company executed by duly authorized officers of the respective parties except that after the earlier of (i) the purchase by the Purchaser of a majority of the Shares on a fully diluted basis, and (ii) the Company Stockholder Meeting to approve the Merger, the price per Share to be paid pursuant to the Merger Agreement to the holders of Shares may not be decreased and the form of consideration to be received by the holders of such Shares in the Merger may not be altered without approval of such holders.

     THE STOCKHOLDER TENDER AGREEMENT. Concurrently with the execution of the Merger Agreement, the Purchaser entered into a Stockholder Tender Agreement with Russell T. Gilbert, the Company's President and Chief Executive Officer (the "Seller Stockholder"). A copy of the Stockholder Tender Agreement is attached as Exhibit (c)(2) and is incorporated herein by reference. The Seller Stockholder owns 539,734 Shares (representing approximately 16.6% of the Shares outstanding on December 18, 1995, calculated on a fully-diluted basis) and is the holder of options issued under the Company's 1991 Incentive Stock Option Plan and the Company's 1988 Incentive Stock Option Plan (the "Options") entitling him to purchase an aggregate of 76,250 additional Shares. Pursuant to the Stockholder Tender Agreement, the Seller Stockholder has agreed to tender and sell (and not withdraw) all outstanding Shares owned (beneficially or of record) by him to the Purchaser pursuant to and in accordance with the terms of the Offer. Except with respect to the Seller Stockholder Fee (as described below) and the representations and warranties of the Seller Stockholder contained in the Stockholder Tender Agreement, the Stockholder Tender Agreement remains in effect until the earliest to occur of (i) the Shares held by the Seller Stockholders are purchased in accordance with the terms of the Offer, (ii) the termination of the Merger Agreement and (iii) March 31, 1996.

     During the term of the Stockholder Tender Agreement, the Seller Stockholder will not, except pursuant to the terms of the Offer, (i) offer to sell, sell, pledge or otherwise dispose of or transfer any interest in or encumber with any lien any of his Shares, (ii) acquire any shares of Common Stock or other securities (except for additional shares of Common Stock or securities issued as a result of a stock dividend, stock split, recapitalization or similar event and any such additional shares of Common Stock or securities will constitute Shares), including, without limitation, by exercising any of the Options, (iii) deposit his Shares into a voting trust, enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares or (iv) enter into any contract, option or other arrangement or undertaking with respect to the acquisition or sale, assignment or other disposition of or transfer of any interest in or the voting of any of his Shares or any other securities of the Company. In addition, the Seller Stockholder agrees to comply with the requirements of Section 6.12 of the Merger Agreement, which provides, among other things, that such Seller Stockholder will not, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to any corporation, partnership, person or other entity or group (other than the Purchaser and the Parent and their affiliates and associates) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company, or take any action to facilitate the making of a proposal that constitutes or could reasonably be expected to lead to an acquisition proposal.

     The Seller Stockholder appoints the Purchaser, or its nominee, during the term of the Stockholder Tender Agreement, as his proxy to vote each of his Shares at any annual, special or adjourned meeting of the stockholders of the Company, including the right to sign his name (as stockholder) to any consent, certificate or other document relating to the Company which the laws of the State of Delaware may require or permit: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement; and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (b) a sale, lease or transfer of a material amount of assets of the Company or one of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; and (c)(A) any change in a majority of the persons who constitute the Board of Directors as of December 19, 1995; (B) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws, as amended to date; (C) any other material change in the Company's corporate structure or business; or (D) any other action which, in the case of each of the matters referred to in clauses
(c)(A), (B), (C) and (D), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the other transactions contemplated by the Merger Agreement and the Seller Stockholder Agreement. The proxy and power of attorney provided for in the Seller Stockholder Agreement is irrevocable and, pursuant thereto, the Seller Stockholder revoked all other proxies with respect to his Shares that he may have heretofore made or granted.

     The Stockholder Tender Agreement provides that the Seller Stockholder agrees to pay to the Purchaser a fee ("Seller Stockholder Fee") if, as provided below, the Merger Agreement is terminated and the Seller Stockholder subsequently sells or otherwise disposes of his Shares in a Subsequent Transaction (as defined below). Specifically, a Seller Stockholder Fee is payable by the Seller Stockholder to the Purchaser if: (i) the Purchaser or the Company terminate the Merger Agreement in accordance with its terms (other than a termination (a) by the Company because of a breach by the Purchaser or the Parent of any of their respective covenants, agreements, representations or warranties contained in the Merger Agreement which materially adversely affects (or materially delays) the consummation of the Offer, (b) by the Parent and the Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger or the acceptance for payment and payment for the Shares in the Offer and such order, decree, ruling or other action is or shall have become nonappealable or (c) by mutual written consent of the Parent, the Purchaser and the Company); and (ii) not later than one year from the date of such termination, (a) the Board of Directors approves or recommends any proposal or offer (an "Acquisition Proposal") concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company other than from the Purchaser, or (b) the Company enters into an agreement with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, the Company, or (c) the Seller Stockholder disposes of any or all of his Shares to any person not an affiliate or an associate of the Purchaser or to the Company or any affiliate thereof (or realizes cash proceeds in respect of such Shares as a result of a distribution to the Seller Stockholder by the Company following the sale of a material amount of the Company's assets) in connection with a transaction proposed, described or set forth in such Acquisition Proposal or agreement (each a "Subsequent Transaction") at a per Share price or with equivalent per Share proceeds, as the case may be with a value (the "Subsequent Price") in excess of $10.50 (the "Offer Price"). The Seller Stockholder Fee is an amount equal to one-half of the product of (i) the excess of the Subsequent Price over the Offer Price and (ii) the number of Seller Stockholder's Shares disposed of or otherwise participating in each Subsequent Transaction.

     THE CONFIDENTIALITY AGREEMENT. On September 2, 1994, the Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"), a copy of which is attached as Exhibit (c)(3) and incorporated by reference, pursuant to which each party agreed to keep confidential all information (the "Information") provided to it by the other party. The Confidentiality Agreement provides, among other things, that (i) the Information must not be disclosed for any reason by the receiving party or any of its representatives, except with the prior written consent of the disclosing party, (ii) the Information must not be used by the receiving party or its representatives for any purpose other than evaluating a possible transaction involving the Company and the Parent ("Transaction"), except as and to the extent required by a court or regulatory order, (iii) neither party will disclose the fact that Information has been made available or that discussions or negotiations are taking place concerning a possible Transaction, except with the prior written consent of the other party, and (iv) it will terminate on December 31, 1995, unless mutually extended. The Merger Agreement provides for an extension of the term of the Confidentiality Agreement to December 31, 1996 and amends the Confidentiality Agreement to permit disclosure by Parent, Purchaser and the Company of information required to be disclosed pursuant to the Exchange Act or otherwise required or requested to be disclosed by the Commission.

     APPRAISAL RIGHTS. Shares that are not voted in favor of the approval and adoption of the Merger and with respect to which appraisal rights have been demanded and perfected in accordance with Section 262 of the DGCL and not withdrawn will not be converted into the right to receive cash at or after the Effective Time, but such Shares shall instead become the right to receive consideration as may be determined to be due to such holders in respect of such Shares pursuant to the DGCL unless such stockholder withdraws its demand for appraisal or becomes ineligible for such appraisal. If a stockholder withdraws its demand for appraisal or becomes ineligible for appraisal (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever last occurs, the Shares subject to the demand for appraisal will be automatically converted into and represent the right to receive $10.50 per Share or any higher price per Share that may be paid pursuant to the Offer, without interest.

     THE RIGHTS AGREEMENT. The following summary of the Company's Rights Agreement, and the rights granted to the Company's stockholders pursuant thereto (the "Rights"), is based upon the Company's Current Report on Form 8-K dated December 5, 1992 (the "Company 8-K").

     Pursuant to the Rights Agreement, on December 5, 1992, the Board of Directors of the Company declared a dividend of one Right for each Share. The dividend was payable as of the close of business on December 17, 1992 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $25 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

     Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Shares (an "Acquiring Person") or such earlier date as a majority of the Board becomes aware of the existence of an Acquiring Person (the "Stock Acquisition Date") or (b) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Shares.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Shares will also constitute the surrender for transfer of the Rights associated with the Shares represented by such certificates. The Rights Agreement further provides that, as soon as practicable following the Distribution Date, separate certificates for Rights will be mailed by the Company or the Rights Agent to holders of record of the Shares as of the close of business on the Distribution Date.

     The Rights will expire on December 4, 2002 (the "Final Expiration Date"), unless the Rights are earlier redeemed by the Company.

     The Purchase Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time as provided in the Rights Agreement.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a preferential quarterly dividend payment of the greater of $.25 per share or 100 times the dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of the greater of $100 per share or 100 times the payment made per Share. Each Preferred Share will have 100 votes, voting together as a single class with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged for or changed into other stock or securities, cash and/or other property, each Preferred Share will be entitled to receive 100 times the amount received per Share. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, according to the Company 8-K, approximate the value of one Share.

     If any person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the independent directors who are not affiliated with the Acquiring Person determines to be fair to and otherwise in the best interests of the Company and its stockholders), then the Rights Agreement requires that proper provision be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and certain affiliated or associated persons (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares (or, in certain circumstances, other securities or cash) having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of the assets or earning power of the Company and its subsidiaries is sold or transferred, the Rights Agreement requires that proper provisions be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

     The Rights Agreement provides that, at any time prior to the close of business on the earlier of (a) the Stock Acquisition Date and (b) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The redemption period may be extended by the Board by amending the Rights Agreement prior to the time when the Rights become nonredeemable.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Other than those provisions relating to the redemption price of the Rights or the Final Expiration Date, any of the provisions of the Rights Agreement may be supplemented or amended by the Company prior to the Distribution Date, without approval of the Rights holders, whether or not a supplement or amendment is adverse to the Rights holders. After the Distribution Date, any provisions of the Rights Agreement (other than those provisions relating to the redemption price of the Rights or the Final Expiration Date) may be amended by the Company in order to make changes which do not materially and adversely affect the interests of holders of Rights (other than any Acquiring Person), provided, however, that the Rights Agreement may not be amended to lengthen (i) the time period governing redemption or the time period during which the Rights Agreement may be amended at the sole discretion of the Company at such time as the Rights are not redeemable, or (ii) any other time period unless such amendment is for the benefit of the Rights holders (other than any Acquiring Person).

     The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the other documents included in the Company 8-K. The Company 8-K are available for inspection and copies thereof may be obtained by written request mailed to: Chief Financial Officer, Cimco, Inc., 265 Briggs Avenue, Costa Mesa, California 92626.

     On December 19, 1995, the Board authorized the amendment of the Rights Agreement to assure that the execution and delivery of the Merger Agreement and the Stockholder Tender Agreement and the consummation of the transactions contemplated thereby will not cause (i) the defined term "Acquiring Person" to apply to the Parent or the Purchaser, (ii) a "Distribution Date" to occur, (iii) the provisions of Section 13(a) of the Rights Agreement to be applicable in respect of the capital stock of the Purchaser or any affiliate thereof or (iv) any adjustment under the provisions of Section 11(a) of the Rights Agreement. The amendment was executed by the parties to the Rights Agreement on December 19, 1995. Accordingly, the operation of the Rights Agreement will not affect the Offer or the Merger.

     LIMITED LIABILITY AND INDEMNIFICATION. Section 102(b)(7) of the DGCL permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. Article Ninth of the Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (A) for any breach of that director's duty of loyalty to the Company or its stockholders, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under Section 174 of the DGCL, or (D) for any transaction from which that director derived an improper personal benefit.

     Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of occupying certain positions of or on behalf of the corporation. Article VIII of the Company's Bylaws provides that the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against certain costs and expenses. Article VI further permits the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the Company would have the power to indemnify such person against such liability under the DGCL. In this regard, the Company has entered into Indemnity Agreements with all of its directors and executive officers, obligating the Company to indemnify such parties with respect to certain matters to the fullest extent provided by applicable law. The Company has purchased directors' and officers' liability insurance. Pursuant to the Merger Agreement, Parent and the Surviving Corporation have made certain covenants with respect to indemnification and insurance arrangements. See "Merger Agreement -- Other Agreements of the Parent, the Purchaser and the Company" above.

     MESA AGREEMENT. Concurrently with the execution and delivery of the Merger Agreement and the Seller Stockholder Tender Agreement, Mr. Gilbert executed and delivered to the Company (i) on behalf of Mesa Leasing Company, a general partnership between Mr. Gilbert and the Company ("Mesa"), a letter agreement pursuant to which Mesa acknowledges that the consummation of the Offer and the Merger will not constitute a prohibited assignment under Mesa's real property lease with the Company dated December 7, 1984, as amended, relating to the property located at 265 Briggs Avenue in Costa Mesa, California, leased by the Company from Mesa, and (ii) on behalf of himself as a general partner of Mesa, certain letter agreements which provide, among other things, that Mr. Gilbert will provide one-half of the funds necessary to satisfy all of Mesa's outstanding indebtedness and that Mr. Gilbert acknowledges that the consummation of the Offer and the Merger will not cause Mesa to be dissolved.

     EMPLOYMENT CONTINUATION PLAN. To encourage the Company's key employees to remain with the Company through the consummation of an acquisition of the Company, the Company adopted an Employment Continuation Plan. Under the Plan, which was adopted on December 6, 1995, certain officers and key employees became entitled to receive a pre-determined sum which would become payable upon consummation of an acquisition of the Company, so long as the employee remains continuously employed by the Company to the date of the consummation of the acquisition. For purposes of the Employment Continuation Plan, the purchase of Shares pursuant to the Offer would constitute an acquisition of the Company. The aggregate maximum liability of the Company under the Employment Continuation Plan is approximately $344,000, and the largest amount allocated to any officer or key employee is $65,000.

     Set forth below is a list of the executive officers of the Company that are eligible to receive payments under this Plan and the maximum amount that would be payable to each of them upon consummation of the Offer:

                      NAME                                 POSITION                   AMOUNT
    -----------------------------------------  --------------------------------       -------
    Franklin A. Jackson......................  President of CTI                       $65,000
    James T. Bagwell.........................  President of Medical Molding           $20,000
                                               Corporation of America
    James L. Richter.........................  Vice President of Sales and            $10,000
                                               Marketing
    Jennifer A. Shea.........................  Vice President of Administration       $10,000

     TREPP EMPLOYMENT AGREEMENT. On September 15, 1995, L. Ronald Trepp, Vice President of Finance and Chief Financial Officer, entered into an employment agreement with the Company. The employment agreement provides for a term of two years commencing August 1, 1995, an annual salary of $100,000, plus other benefits available to other corporate officers and full payment for the unexpired term of the agreement if Mr. Trepp is terminated without cause or if Mr. Trepp terminates his employment voluntarily for Good Reason. Good Reason would include a nonconsentual relocation outside southern California or reassignment to a non-titled position within the Company. A copy of Mr. Trepp's Employment Agreement is filed as Exhibit (c)(4) hereto.

     ACCELERATION OF STOCK OPTIONS. The Compensation Committee has accelerated the vesting of options to purchase Shares held by the officers, directors and employees of the Company to the closing of a transaction resulting in a change of control of the Company, with the expectation that those persons will become entitled to receive the full benefit of such options upon consummation of the Offer. The following is a list of executive officers of the Company, together with the number of unvested options and the exercise price per share of such options which are subject to such accelerated vesting.

                               NAME                         NO. OF SHARES     EXERCISE PRICE
        --------------------------------------------------  -------------     --------------
        James T. Bagwell..................................       5,000            $ 6.19
        Russell T. Gilbert................................      18,750              6.88
                                                                 6,250              6.33
        Franklin L. Jackson...............................       3,750              6.25
                                                                 1,250              5.75
        James L. Richter..................................      10,000              4.50
        Jennifer A. Shea..................................       1,600              7.75
                                                                 1,300              6.19
        Laurance W. Simmons...............................       3,300              6.19
        L. Ronald Trepp...................................           0                --

     OTHER TRANSACTIONS. Reference is hereby made to Schedule I hereto, which includes information from the Company's Proxy Statement dated September 18, 1995 relating to other transactions and arrangements between the Company and its officers and directors, which information is incorporated herein by this reference.

     As a result of the matters described in this Item 3 and in Item 4 below, various directors and executive officers of the Company could be deemed to have a financial interest in the transactions contemplated herein between Parent and the Purchaser and the Company that differ from the financial interests of the stockholders of the Company generally.

     Except as described above, and in Item 4 below, to the best knowledge of the Company, as of the date hereof, there is no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and: (i) the Company's executive officers, directors or its affiliates; or (ii) Purchaser or Parent or their executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     During the fiscal year ended April 30, 1994, the Company's molding division (the "Molding Division") sustained significant operating losses that exceeded the aggregate operating income of the Company's respiratory medical products division (the "Medical Products Division") and the Company's wholly-owned subsidiary, Compounding Technology, Inc. ("CTI"), which operates the Company's plastics compounding business. As a result, the Company sustained a net loss in excess of $1.2 million in the fiscal year ended April 30, 1994 and management advised the Board that it expected such losses to continue into fiscal 1995, attributable almost entirely to decreases in sales and higher manufacturing and operating costs in the Molding Division. At the same time, while CTI was profitable, it required substantial additional capital for expansion of its manufacturing capability in order to be able to capture new business and increase sales in what was becoming a growing, but also an increasingly competitive, market. In addition, the Company's outstanding borrowings had more than doubled in fiscal 1994 to more than $18 million and, as a result, available borrowings under the Company's bank credit facility (the "credit facility") to fund the Company's cash requirements in fiscal 1995 were limited and it was uncertain whether the Bank would be willing to increase available borrowings or extend the credit facility beyond its September 15, 1995 maturity date.

     In September 1994, Martin D. Walker, the Chairman and Chief Executive Officer of Parent, advised Mr. Russell T. Gilbert, the President and Chief Executive Officer of the Company, of Parent's renewed interest in a possible purchase of CTI. Parent had, on prior occasions dating back to 1991, expressed an interest in acquiring CTI or establishing a joint venture between CTI and Parent's plastics compounding business. Although some preliminary discussions did take place in late 1993 regarding a possible purchase of CTI by Parent, the Company concluded that it had no desire to sell CTI and so advised Parent.

     At a meeting of the Board of Directors held on September 29, 1994, Mr. Gilbert informed the Board of Parent's renewed interest in CTI and that Parent had requested information regarding CTI. Mr. Gilbert advised the Board that he believed that CTI had the opportunity to achieve significant additional growth, but only if it was able to obtain a significant cash infusion to fund working capital requirements and the capital expenditures needed to increase CTI's manufacturing capability in Singapore and in Europe. Since the Company lacked such cash resources, he believed the Board should give consideration to a sale of CTI as a strategic alternative for enhancing shareholder value that might otherwise be lost if the Company were unable to fund CTI's cash needs. After discussing the matter, the Board directed Mr. Gilbert to furnish the information requested by Parent and the Board also established a committee of independent directors (the "Independent Committee" or the "Committee"), initially comprised of directors James L. Doti and Kenneth E. Hendrickson, to consider any proposal for a strategic transaction that might be received from Parent and to select and retain an investment banking firm to assist in evaluating strategic alternatives available to the Company.

     At a December 3, 1994 meeting of the Board of Directors, the Independent Committee reported that it had engaged PaineWebber Incorporated ("PaineWebber") to advise the Company on strategic alternatives and to assist it in evaluating any acquisition proposal that might be received from Parent. Representatives of PaineWebber (the "PW Representatives") attended the meeting and discussed with the Board various strategic alternatives, including (a) an internal restructuring of existing operations to reduce expenses and return the Company to profitability, (b) a sale or liquidation of the Molding Division, followed by the retention or a sale of CTI and the Medical Products Division, and (c) a sale of the Company as an entirety to, or a merger or other business combination of the Company with, another corporation. The PW Representatives also reported that Parent was finalizing its due diligence review of CTI's operations and that Parent continued to have an interest in acquiring CTI, but had no interest in acquiring the Molding Division or the Medical Products Division and, therefore, was not prepared to propose an acquisition of or business combination with the Company as a whole. The Board authorized management to continue discussions with Parent and, at the same time, approved a cost-cutting program designed to reduce the losses being incurred by the Molding Division and to preserve cash for the expansion of CTI's business.

     On December 15 and 16, 1994, representatives of Parent and the Company, and their respective financial and legal advisors, met to develop a proposal for the Parent to acquire CTI. However, the parties were unable to reach agreement on the terms of such a proposal, including a price for CTI.

     At a meeting of the Board of Directors held March 4, 1995, the PW Representatives reported that Parent had submitted to it a proposal to acquire CTI (including the land and building occupied by CTI in Corona, California) for an aggregate cash price of $12 million. The Board concluded that the price offered by Parent, which approximated CTI's book value, was inadequate. In addition, the Board concluded that a sale of CTI, coupled with the retention of the Molding Division, which was continuing to sustain losses, was not in the best interests of the stockholders. The PW Representatives also advised the Board that, in their view, efforts should first be made to sell the Molding Division. This would enable the Company to stem its losses and reduce its outstanding indebtedness substantially, which would enhance the value of the Company and make it possible for the Company either to retain CTI or to sell CTI for a higher price. The Board, therefore, decided to reject Parent's offer and instructed management, together with PaineWebber, to focus their efforts on selling the Molding and the Medical Products Divisions. The Board also instructed management to downsize the Molding Division even further as a means of reducing its operating losses and preserving cash.

     At a meeting held on May 30, 1995, the Board concluded that, due to the continuing losses being sustained by the Molding Division and what appeared to be a lack of willingness on the part of Mr. Gilbert to implement more significant cost-cutting measures, including further staff reductions, at the Molding Division, Mr. Gilbert should retire as President and Chief Executive Officer, that the Board should commence efforts to recruit a replacement for him who would be willing to take more drastic cost-cutting measures, and that Mr. Gilbert should be elected Chairman of the Board and assist the Independent Committee and PaineWebber with efforts to find a buyer for the Molding Division or the Company as a whole. Mr. Gilbert stated that, although he was reluctant to do so, he would be willing to retire from his current positions with the Company and accept the chairmanship, if it was in the best interests of the Company and the stockholders for him to do so. A special committee of the Board was then established to find a new chief executive officer for the Company. The anticipated retirement of Mr. Gilbert was announced in a press release issued by the Company on June 12, 1995, a copy of which is filed as Exhibit (c)(5) and incorporated herein by reference.

     On July 20, 1995, the Company received a letter dated July 19, 1995 from Mr. Walker indicating an interest on the part of Parent to acquire CTI for $18.5 million in cash and also indicating a willingness to consider an alternative transaction, which might include an acquisition by Parent of the Company, in its entirety, followed by a sale of the Molding Division.

     At a meeting of the Board held on July 23, 1995, Mr. Gilbert advised the Board that he had discussed the matter of his retirement with certain other stockholders of the Company and he had come to the conclusion that it was not in the best interests of the Company or the stockholders that he retire at this time from his positions as President and Chief Executive Officer. After considerable discussion, the Board concluded that management, with the assistance of PaineWebber, should actively seek a buyer for the Molding Division or a buyer or merger partner for the Company, and that Mr. Gilbert should remain as President and Chief Executive Officer to assist with those efforts, provided that he enter into an agreement with the Company specifically outlining the responsibilities that were expected of him by the Board in his capacity as President and Chief Executive Officer and confirming his agreement to retire by December 31, 1995 if a sale or merger was not consummated by that date. At the July 23, 1995 Board meeting, it was also reported that the Bank had agreed to extend its waiver of loan covenant violations to the September 15, 1995 maturity date of the Company's credit facility.

     As a result of the receipt of unsolicited inquiries from third parties, on August 9, 1995 the Company issued a press release announcing the retention of PaineWebber to assist the Board in evaluating strategic alternatives, including a possible sale of part or all of the Company. A copy of the August 9, 1995 press release is filed as Exhibit (c)(6) and incorporated herein by reference.

     At the August 12, 1995 meeting of the Board, Mr. Gilbert reported to the Board that he had held discussions with Parent regarding a new proposal dated August 10, 1995 for an acquisition by Parent of the Company, followed immediately by a sale by Parent of the Molding Division to another corporation that would be organized by Mentmore Holdings, Inc. ("Mentmore") for the purpose of acquiring the assets and business of the Molding Division. The proposal also contemplated that Mr. Gilbert would be offered a minority ownership interest in and employment by that corporation. Mr. Gilbert advised the Board that Parent had stated that, subject to arranging for such a sale of the Molding Division, Parent was prepared to acquire all of the outstanding stock of the Company for an aggregate purchase price of $25 million, payable wholly in cash or wholly in shares of Parent common stock (valued at $28 per Parent share).

     Directors Doti and Hendrickson then reiterated their earlier position that Mr. Gilbert should retire as President and Chief Executive Officer of the Company and accept the position of Chairman of the Board. After deliberations and considering the views of the PW Representatives, the non-management directors, by vote of 4-to-2, decided to retain Mr. Gilbert as the Company's President and Chief Executive Officer. The majority had concluded that Mr. Gilbert's retirement from those positions would create concerns and uncertainties among the Company's vendors, customers and lenders that could adversely affect operating results and could also make a sale of the Company more difficult. Dr. Doti and Mr. Hendrickson, who had voted against Mr. Gilbert's retention as President and Chief Executive Officer, then resigned from the Board of Directors. The remaining Board members then voted to reduce the authorized membership on the Board from seven to five, and elected non-employee directors Karin Harrison, Franklin I. Remer and Frederick M. Swenson to replace Dr. Doti and Mr. Hendrickson as the members of the Independent Committee and to consider, with the assistance of PaineWebber and the Company's legal counsel, and make recommendations regarding strategic alternatives, including a sale of the Molding and Medical Products Divisions, CTI or the Company as a whole.

     The Board then resumed discussions of the August 10, 1995 proposal received from the Parent. The PW Representatives requested more time to analyze the proposal and recommended that no action be taken at this time, despite the fact that the proposal, by its terms, would expire on August 16, 1995. The PW Representatives stated that they believed that Parent was likely to make a better offer than the one contained in its August 10, 1995 proposal and advised that other potential buyers had expressed an interest in acquiring the Molding Division or the Medical Products Division and that efforts should continue to be focused on first selling those Divisions. The Board of Directors voted unanimously to accept the recommendation of the PW Representatives.

     On August 30, 1995, the Company's Board of Directors held a special meeting to review recent developments, including a new proposal from Parent, contained in a letter dated August 25, 1995 from Parent to purchase CTI for $25 million or, in the alternative to purchase the Company in its entirety, for $22.5 million without conditioning that purchase by Parent on a sale of the Molding Division or, if the Company was able to arrange for a sale to a third party of its non-CTI assets, at a price of $22.5 million plus an amount equal to the cash purchase price paid for the non-CTI assets and the assumption of indebtedness of the Company by the third party. The Board was advised that it was the recommendation of the Independent Committee, which had previously reviewed and discussed this new proposal at length, that the Board should defer any action on this new proposal to allow time for the Company to obtain a buyer for the Molding Division, because the Committee had concluded, after consultation with PaineWebber, that the price being offered by Parent was not "preemptive" in amount, there were a number of other prospective buyers that were making inquiries concerning a possible purchase of and performing due diligence reviews with respect to the Molding and the Medical Products Divisions and that, based on the advice of PaineWebber, a separate sale of the Molding Division could enable the Company to realize a better price for the Company than that being offered by Parent. The Board unanimously adopted the Independent Committee's recommendation and, at the Board's instruction, PaineWebber advised Parent that the Board needed more time to pursue efforts to find a buyer for the Molding Division. Parent withdrew its proposal, but advised PaineWebber that it was still interested in a purchase of CTI or the Company as a whole.

     At a meeting of the Independent Committee held on October 2, 1995, the PW Representative reported that, despite the number of potential buyers that has initially expressed an interest in purchasing the Molding Division, the Company had received purchase offers only from Mr. Gilbert, who proposed to purchase the Molding Division for a price consisting of $4.1 million in cash (subject to downward adjustment for Molding Division assets sold by the Company) and $13.9 million of assumed liabilities, and one prospective unaffiliated purchaser. Following their discussions and obtaining the views of PaineWebber regarding these two offers, the members of the Independent Committee unanimously concluded that the offer from the unaffiliated party was not adequate in amount and that, due to financing and other contingencies, Mr. Gilbert's offer presented risks of non-consummation that were not acceptable in light of the Company's need for cash. The PW Representative then advised the Independent Committee that, faced with continuing losses in the Molding Division and a continuing need for cash to fund CTI's growth and meet the Company's debt service obligations, and the realization that a sale of the Molding Division was unlikely, efforts should now be focused principally on selling either CTI or the Company as a whole. The PW Representative reported that Spartech Corporation, a manufacturer of plastic products ("Spartech"), had expressed an interest in acquiring the Company. The PW Representatives also recommended that the Independent Committee consider a possible liquidation of the Molding Division as an alternative to attempting to sell it either as a separate operating unit or as part of the Company.

     At a special meeting of the Independent Committee held on October 4, 1995, Mr. Trepp, the Company's Chief Financial Officer, presented an analysis with respect to the potential net proceeds that the Company might realize from a liquidation of the Molding Division. To augment Mr. Trepp's analysis, Mr. Gilbert subsequently submitted to the Independent Committee a memorandum dated October 7, 1995 in which he set forth information regarding additional liabilities which he believed could be incurred by the Company as a result of a liquidation of the Molding Division.

     A special meeting of the Board of Directors was held on October 9, 1995. Present were all of the directors, a PW Representative, Mr. Trepp, a member of Stradling, Yocca, Carlson & Rauth, legal counsel to the Company, representatives of Deloitte & Touche, and a member of O'Melveny & Myers, counsel to Mr. Gilbert. Also present, at the invitation of Mr. Gilbert, were officers of Mentmore, which in August 1995 had expressed an interest in purchasing, together with Mr. Gilbert, the Molding Division in conjunction with a sale of CTI to Parent. At the October 9 meeting, the Mentmore officers presented a proposal that would involve (i) a purchase by Mentmore of the shares of Company Common Stock owned by Mr. Gilbert for $7.50 per share in cash, (ii) the addition of Mentmore representatives to comprise a minority of the Company's Board of Directors, and
(iii) the assistance of Mentmore to improve the operating results of the Molding Division, principally by significantly "down-sizing" its operations, followed by a sale of the Molding Division to Mr. Gilbert or another purchaser. Mentmore's representatives stated that they believed a liquidation of the Molding Division would involve unreasonable costs and uncertainties for the Company and that the Company was more likely to obtain a higher price by selling the Molding Division as a going concern. At the conclusion of their presentation, the Mentmore representatives left the meeting.

     Mr. Gilbert then reported that at a meeting held on October 4, 1995 with representatives of the Bank, management was advised that the Bank was not willing to extend the maturity date of the Company's bank loans beyond November 1, 1995 unless the Company were to obtain an agreement, acceptable to the Bank, for a transaction that would result in a substantial payment on, or the repayment in full of, the bank loans in their entirety. The directors then discussed the alternative of liquidating the Molding Division and requested the views of the Deloitte & Touche representatives with respect to the contingent liabilities of the Molding Division and also the length of time it might take under current market conditions to liquidate the equipment and real estate used by the Molding Division.

     The Board Meeting was recessed while the members of the Independent Committee met to discuss the Mentmore proposal. Also in attendance were the PW Representatives and legal counsel for the Company. The Independent Committee unanimously voted to reject the Mentmore proposal, after concluding that it did not address the Company's near-term needs for cash and that it would appear to favor Mr. Gilbert over the other stockholders.

     The Committee then reviewed an October 3, 1995 proposal from Parent to purchase CTI and a September 27, 1995 proposal from Spartech to purchase the Company as a whole. In its October 3 proposal, Parent offered to purchase CTI for an aggregate purchase price of $32 million in cash, subject to customary due diligence investigations and subject further to the Company agreeing to pay Parent a 10% break-up fee, plus expenses, if the Company accepted Parent's proposal, but the sale of CTI to Parent was not consummated and CTI was sold to a third party within a year. In its September 27 proposal, Spartech proposed to acquire the stock or assets of the Company for a purchase consideration of approximately $20,600,000, comprised of $10 million in cash (subject to adjustment based on the Company's earnings or losses subsequent to July 31, 1995) and 1.6 million shares of Spartech Common Stock that was then trading at approximately $6.625 per share. Based on the number of Shares outstanding, the purchase consideration proposed by Spartech approximated $7.00 per Share. The Spartech offer was further conditioned on the completion of arrangements satisfactory to Spartech for the sale of the Molding Division, including the Medical Products Division, for a net sale price of at least $15 million reduced by the amount of payables or accruals assumed by Spartech in any such sale. The Committee concluded that Parent's proposal was not acceptable because (i) the sales proceeds to the Company would be significantly reduced by taxes and required debt repayments, and (ii) the Company would have to retain the Molding Division as its only operating unit or liquidate that Division. The Committee also determined that the Spartech proposal was unacceptable because the purchase consideration was inadequate in amount and because the requirement of a concurrent sale of the Molding Division created an unacceptable risk of non-consummation of the proposed transaction. The Board meeting was then reconvened and, upon the recommendation of the Independent Committee, the Board instructed the PW Representatives to advise Parent and Spartech that their proposals were not acceptable and to seek new proposals from them to purchase the Company, as a whole, for at least $10.00 per share in cash and to advise Parent that the Board was not interested in and would not be likely to entertain a proposal for a sale of CTI separately from the Company.

     At a meeting of the Board of Directors held on October 23, 1995, the Board was advised that there had been modest improvements in the Company's cash flow and that the Company had received an offer from Vital Signs, Inc. ("Vital Signs") to purchase the assets of the Company's Medical Products Division for a cash purchase price of approximately $2.1 million and the assumption by Vital Signs of approximately $290,000 of liabilities of that Division. It was also reported that based upon that offer, and a commitment by the Company to use at least $2 million of the net proceeds to reduce outstanding borrowings under its credit facility, the Bank had advised management that it would be willing to extend the maturity date of the Company's bank loans and the waiver of loan covenant violations to the end of December 1995.

     The Board also was advised that, in response to requests made by PaineWebber for firm and final proposals, the Parent and Spartech had each submitted a new proposal to purchase the Company. At the direction of the Independent Committee, PaineWebber then entered into negotiations with representatives of Parent and Spartech with respect to those proposals. Those negotiations culminated in an October 27, 1995 offer from Parent and an October 30, 1995 offer from Spartech. The Independent Committee met on October 31, 1995 to consider these offers. Also in attendance were PW Representatives, a member of Stradling, Yocca, Carlson & Rauth, legal counsel for the Company, and a member of Paul, Hastings, Janofsky & Walker, which had been retained as special legal counsel to the Independent Committee.

     In its October 27, 1995 offer, Parent proposed to acquire all of the Company's outstanding capital stock for $9.25 per share, net in cash, with Parent reserving the right to adjust the price downward based on its analysis of certain contingencies relating to the Molding Division, as discussed in Mr. Gilbert's memorandum of October 7, 1995 to the Independent Committee. Parent's offer was also made contingent on its obtaining from Mr. Gilbert an option to acquire Mr. Gilbert's Shares at $9.25 per share and included a break-up fee provision.

     In a letter dated October 30, 1995, Spartech proposed to acquire the Company for $10.00 per share in a merger in which each of the Company's shares would be converted into a number of Spartech shares with a value of $5.10 and cash in the amount of $4.90 (the "Spartech Merger"). A copy of the Spartech letter containing the terms of the proposed Spartech Merger is filed as Exhibit
(c)(7) and incorporated herein by this reference. The Spartech proposal was not conditioned on obtaining an option for Mr. Gilbert's stock and did not provide for payment of any break-up fee. It did, however, provide for an adjustment in the cash portion of the merger consideration based on the net income earned or losses incurred by the Company subsequent to July 31, 1995. The PW Representatives then made a presentation with respect to Spartech's business and financial condition and its historical and recent operating results, the performance of its stock in the public market and its ownership structure and comparative financial data for the Company, Spartech and other publicly traded corporations in the plastics fabrication business with respect to several measures of performance.

     After considerable discussion of the terms and the relative merits of the two offers, it was decided that PaineWebber should contact each of Parent and Spartech to determine whether either would be willing to increase the price it was prepared to pay for the Company's Shares and also to determine if Spartech would consider an all-cash offer. PaineWebber also was directed to ask Parent to remove the condition regarding Mr. Gilbert's grant of an option to Parent to acquire his shares of the Company's Common Stock.

     On November 1, 1995, the Independent Committee met again to consider and act upon the October 27 proposal from Parent and the October 30 Spartech proposal. Also present at the meeting were the PW Representatives, legal counsel for the Company, legal counsel for the Independent Committee and Messrs. Gilbert, Posnick and Trepp. The PW Representatives reported on their most recent discussions with Parent and Spartech. Spartech maintained that the current offer was its best offer and that it would not consider an all cash offer. Spartech reconfirmed to PaineWebber that there would be no contingencies regarding a sale of the Molding Division, but that it was Spartech's intention to sell the Molding Division, and that Mr. Gilbert was a potential purchaser. Parent also stated that it was unwilling to increase the price it had offered and continued to insist on obtaining an option to acquire Mr. Gilbert's shares of Company Common Stock as a condition to its entering into a definitive acquisition agreement. Parent also confirmed that it would probably seek to sell the Molding Division to Mr. Gilbert, although this was not a condition of its offer.

     The Independent Committee then reviewed at length the terms and conditions of both offers, including:

          (a) The respective prices per share of Company Common Stock offered by Spartech and the Parent, which in each case represented a substantial premium over the prices at which the Company's shares were trading on August 8, 1995, the day preceding the Company's press release announcing that PaineWebber had been retained to assist the Company to review strategic alternatives available to the Company, including a possible sale of the Company;

          (b) The price differential of $.75 per share between the Spartech offer and the Parent offer;

          (c) The value attributable to the stock component of Spartech's offer and the fact that the number of Spartech shares to be issued to the Company's stockholders would be calculated on the basis of the market price of such shares at the time of consummation, thereby reducing the interim market risk to the Company's stockholders;

          (d) The provisions of the Spartech offer that called for an adjustment in the cash portion of the merger consideration that would be received by the Company's stockholders based on the Company's operating results subsequent to July 31, 1995;

          (e) The publicly available information furnished by PaineWebber with respect to Spartech's historical operating results and the performance of its stock;

          (f) The fact that Parent's was an all cash offer that would be fully taxable to the stockholders; while the Company's stockholders might be able to defer income taxes on the stock component of the merger consideration offered by Spartech by retaining, rather than selling, such stock;

          (g) The recent trading volume in Spartech stock and the potential difficulties Company stockholders would have and the costs involved in selling Spartech stock received in the transaction;

          (h) The price adjustment contingencies in the Parent offer;

          (i) The non-solicitation and break-up fee provisions included in Parent's proposal and the fact that a fee of the magnitude proposed by Parent could discourage other offers; and

          (j) The fact that consummation of the Spartech acquisition was likely to take longer to consummate than the all-cash proposal from Parent.

     After further discussions, the Independent Committee concluded that the Spartech offer was financially superior to Parent's offer and, although it was likely that it could not be consummated as quickly as the acquisition transaction proposed by Parent, the Spartech offer contained fewer contingencies. The Committee then unanimously recommended to the Board that the Company reject the offer from Parent and that PaineWebber should notify Spartech that the Board had approved acceptance of the Spartech proposal, subject to (i) negotiation of a definitive agreement on mutually satisfactory terms, which would include appropriate "fiduciary-out" provisions that would enable the Board to consider and act on any other acquisition proposal that the Company might receive on terms that were determined to be more favorable, from a financial standpoint, to the Company and its stockholders, and (ii) receipt of an opinion from PaineWebber confirming that the merger consideration in Spartech's proposal is fair from a financial point of view to the Company's stockholders.

     Immediately following the Committee meeting, the Board of Directors met to consider the Committee's recommendation. Also present at the meeting were a PW Representative, the Company's legal counsel and Mr. Trepp. After discussion, including a review of the considerations described above, and based on the recommendation of the Independent Committee, the Board unanimously resolved (i) to accept, subject to its fiduciary obligations, the Spartech proposal of October 30, 1995, (ii) to proceed with negotiation of a definitive merger agreement with Spartech on the terms set forth in Spartech's October 30, 1995 proposal, and (iii) to reject the Parent proposal of October 27, 1995.

     On November 2, 1995, Parent submitted a new proposal, which the Independent Committee met to consider on November 3, 1995. In the new proposal, which by its terms would expire at the end of the day on November 3, 1995, Parent proposed to acquire all of the outstanding shares of stock of the Company for a cash purchase price of $10.25 per share in a cash tender offer and any shares that were not tendered in that tender offer in a subsequent cash merger in which those shares would be converted into a right to receive $10.25 per share in cash. The offer was conditioned on the Company's approval of Parent's obtaining an agreement from Mr. Gilbert that he would sell his shares to Parent. However, unlike the price in its October 27, 1995 proposal, the $10.25 price now being offered by Parent was not subject to possible downward adjustment for contingent liabilities. The Committee and its advisors considered the merits of the November 2 Parent offer, on its own, and in comparison to the Spartech offer, which had been conditionally approved by the Board on November 1, 1995. The Committee concluded that, while Parent's new offer was not sufficiently superior to the terms of the Spartech Merger as to justify termination of negotiations with Spartech, it did justify resumption of negotiations with Parent. Accordingly, the Committee directed PaineWebber to resume negotiations with Parent and to advise Spartech that the Company had received an unsolicited and, on its face, a financially better offer, and that the Company was in the process of reviewing the new offer and would keep Spartech informed.

     In those negotiations Parent agreed to increase the price to $10.50 per share, net in cash, to the Company's stockholders. The terms of the Parent offer, as modified (the "Revised Parent Proposal"), were incorporated into a letter of intent, a copy of which is filed as Exhibit (c)(8) and incorporated herein by reference (the "Letter of Intent"). The Letter of Intent was then submitted to the Independent Committee. Following further consultation with the Company's legal and financial advisors and further deliberations, the Independent Committee unanimously determined that terms of the Revised Parent Proposal were superior to the terms of the Spartech Merger and that the Offer and Merger proposed by Parent were in the best interests of the Company and its stockholders.

     In reaching this determination, the Committee considered the merits of Revised Parent Proposal on its own terms and in comparison to the Spartech Merger, and the factors described above when it considered the Spartech Merger and the October 27, 1995 proposal from Parent. The Committee also considered that (i) the consideration to be received by the Company's stockholders pursuant to the Offer and Merger, as contemplated in the Revised Parent Proposal, is $10.50, all in cash, and exceeds the consideration to be received in the Spartech Merger; (ii) the price of $10.50 per share represents a premium of nearly 105% of the trading price of the Company's Common Stock on August 8, 1995, the day preceding the date on which it was first publicly announced that the Board was considering a possible sale of the Company and a premium of 35% of the trading price of the Company's Common Stock on November 2, 1995, the trading day immediately preceding the receipt of the $10.50 offer from Parent; (iii) oral advice from the PW Representatives; (iv) the terms and conditions of the Revised Parent Proposal; (v) the structure of the transaction proposed by Parent, which the Committee was advised could be consummated sooner than would be possible for consummation of the Spartech Merger, and the cash resources available to Parent to consummate the Offer and the Merger, which reduced the risks of nonconsummation of the Parent Revised Proposal as compared to the Spartech Merger, both of which factors were viewed by the Independent Committee and the Board as particularly important given the cash requirements faced by the Company and the December 31, 1995 maturity date of the Company's credit facility. In this regard the Independent Committee recognized that a failure to consummate the sale of the Company, following the announcement of the transaction, would place the Company in an even more difficult financial position, given the continuing losses at the Molding Division and the need for cash for CTI and for the Company to meet its debt service obligations. The Independent Committee then voted unanimously to recommend approval of the Letter of Intent by the Board of Directors. A meeting of the full Board of Directors was then convened and, after further deliberations, the Board of Directors adopted the Independent Committee's recommendation and approved the Letter of Intent. PaineWebber then notified Spartech that the Company appreciated Spartech's interest, but that the Company had accepted the unsolicited superior proposal from a third party about which Spartech had previously been informed by PaineWebber.

     On the morning of November 6, 1995, Spartech advised the Company that it was prepared to increase the consideration that it would pay for the Company's shares in the proposed Spartech Merger from $10.00 to $11.00 per share of Company Common Stock, with the result that the Company's stockholders would receive a number of Spartech shares with a value, based on the trading price of the Spartech shares at the time of the consummation of that Merger, of approximately $5.61 and cash in the amount of $5.39 for each of their shares of Company Common Stock, subject however, to possible adjustment based on the Company's earnings or losses subsequent to July 31, 1995. Spartech indicated that it was not prepared to change any of the other terms of the proposed Spartech Merger or to make an all-cash offer for the Company. A special telephonic meeting of the Board was held later that day to consider the revised terms of the proposed Spartech Merger. Participating in that meeting were all five of the Company's directors, including the three directors who were members of the Independent Committee, the PW Representatives, legal counsel to the Company and legal counsel to the Independent Committee. The directors considered the relative merits of the Offer and Merger, at $10.50 per share, net in cash, as compared to Spartech's latest proposal. After consultation with the PW Representatives, the Board of Directors determined that it was in the best interests of the Company and its stockholders that the Company proceed with the Offer and Merger with Parent, on the terms set forth in the Letter of Intent, and reject the revised Spartech Merger proposal. The Board determined that the increase in the proposed merger consideration offered by Spartech was not sufficient to overcome the considerations that led it to approve the Offer and Merger on the terms set forth in the Letter of Intent, including (i) the fact that the Company's stockholders would receive consideration consisting of all cash in the Offer and Merger; (ii) the uncertainties of future valuations of the stock component of the consideration offered in the Spartech Merger, particularly in view of the relatively limited trading volume of Spartech shares, and the possibility that the merger consideration of $11.00 per share proposed by Spartech could be reduced if the Company continued to sustain losses subsequent to July 31, 1995; (iii) the belief of the Board that the Offer and Merger, as proposed by Parent, could be consummated in less time than would be required to consummate the Spartech Merger; (iv) the cash resources available to Parent and relative risks of non-consummation between the two transactions; and
(v) the terms of the Offer and Merger, which would not preclude the Board, even after the definitive Merger Agreement contemplated by the Letter of Intent is entered into by the Company and Parent, from considering competing offers that the Board determines are more favorable, from a financial standpoint, to the Company's stockholders, although the Company would be required to make certain payments to Parent in the event of a termination of the Merger Agreement as a result of its negotiation or recommendation of such a competing offer.

     On November 8, 1995, Parent and the Company issued a joint press release announcing the signing of the Letter of Intent and that the Letter of Intent contemplated an acquisition by Parent of the Company's outstanding shares for a price of $10.50 in cash, subject to the completion of Parent's due diligence review of the Company, negotiation of a definite acquisition agreement and satisfaction of other conditions. The release also disclosed that it was Parent's intent to sell the Molding Division to Mr. Gilbert following consummation of its acquisition of the Company, but that the sale of the Molding Division was not a condition of the acquisition by Parent of the Company. A copy of the press release is filed as Exhibit (c)(9) and incorporated herein by this reference.

     During the period from November 7, 1995 and December 18, 1995, representatives of Parent met with members of the Company's management to conduct due diligence reviews of the Company's operations and representatives of Parent and the Company, together with their respective financial and legal advisors, met to negotiate the terms of the definitive Merger Agreement contemplated by the Letter of Intent.

     During the week of November 26, 1995, the Independent Committee held meetings with the Company's Chief Financial Officer and the representatives of an independent business liquidation firm in order to obtain an independent confirmation of information that a separate liquidation of the Molding Division would not enable the Company to obtain a higher price for the Company's shares than the $10.50 per share in cash that had been offered by Parent. The representatives of that business liquidation firm advised the Committee that (i) as a general rule a seller will realize a greater price from the sale of a business as a going concern than from a liquidation, (ii) a liquidation of the Molding Division would be time consuming and would probably increase the operating losses being incurred by the Molding Division pending completion of the liquidation and sale of the Division's assets and exacerbate the Company's already difficult cash position, and (iii) based on financial data supplied by the Company with respect to the assets and liabilities of the Molding Division, it appeared unlikely that the Company could generate proceeds from a liquidation that would be sufficient to enable the Company to pay the liabilities of the Molding Division and cover the costs of the liquidation and, consequently, a liquidation of Molding by the Company might adversely affect consummation of the Offer and Merger.

     From time to time during the months of November and December 1995, Mr. Gilbert's attorneys and Parent's attorneys negotiated the terms of the Stockholder Tender Agreement that provides for Mr. Gilbert to tender his Shares in the Offer. The Company was advised that Mr. Gilbert had sought, during those negotiations, to obtain an agreement from Parent to sell to Mr. Gilbert, or a company to be organized by Mr. Gilbert, the assets of the Molding Division following consummation of the Offer and Merger. However, the Company was informed by Parent that, although its representatives advised Mr. Gilbert that it was Parent's intention to sell or liquidate the Molding Division following consummation of the Offer and the Merger, and that it was inclined to sell the Molding Division to Mr. Gilbert, Parent refused to enter into negotiations with Mr. Gilbert with respect to such a sale and that, in conformity with the conditions insisted upon by the Independent Committee of the Board of Directors of the Company, neither the Offer or Merger, nor the Stockholder Tender Agreement, would be conditioned on a disposition of the Molding Division or any agreement with respect thereto.

     During the week of December 4, 1995, the Company completed the sale of the assets of the Medical Products Division to a wholly-owned subsidiary of Vital Signs. The Company received a purchase price for those assets consisting of approximately $2,000,000 (net of transaction expenses) in cash, which was used to reduce the Company's indebtedness to the Bank, and the assumption of approximately $200,000 of liabilities of the Division.

     By December 14, 1995, the terms of the Merger Agreement among the Company, Parent and Purchaser, and the terms of the Stockholder Tender Agreement between Mr. Gilbert and Parent, had been substantially finalized. On Thursday, December 14, 1995, the Board of Directors of the Company held a meeting to review and consider the Merger Agreement, including the terms of the Offer and the Merger, as set forth therein, and the transactions contemplated thereby. At that meeting the Board received presentations from the Company's Chief Financial Officer, a PW Representative, the Company's financial advisor, and a member of Stradling, Yocca, Carlson & Rauth, the Company's legal advisor, concerning the structure of the proposed business combination and the financial and legal terms of the Merger Agreement, including the conditions and the tax aspects thereof, the merits of the proposed business combination and a comparison of the structure of the proposed business combination and terms of the Offer and Merger Agreement with other alternatives that had been considered by the Company (which are more fully described above). In attendance during such presentations were Messrs. Gilbert, Posnick and Remer and Ms. Harrison, a member of Paul, Hastings, Janofsky & Walker, counsel to the Independent Committee. The Board also received from PaineWebber a presentation of data and information that had been prepared as of December 5, 1995 regarding the terms of the Offer and Merger and rendered its opinion to the effect that as of such date, the $10.50 cash consideration to be paid pursuant to the Offer and the Merger was fair, from a financial point of view, to the Company's stockholders (other than Parent and its affiliates).

     Following the PaineWebber presentation to the full Board, the Board meeting was recessed while the Independent Committee entered into its own deliberations. Based on (i) the presentations described above, including a presentation by the Company's Chief Financial Officer regarding recent operating results and the financial condition of the Company, which disclosed that, although operating results had recently improved, the Company continued to have substantial cash requirements, including an obligation to repay its outstanding bank borrowings by December 31, 1995, with no currently fixed source of funds to satisfy those requirements, (ii) the Committee's consideration, during the previous six months, of other proposals and alternatives to the business combination proposed by Parent, (iii) the lack of any acceptable offers for the Molding Division despite the efforts of management and PaineWebber to find a buyer for that Division, (iv) the conclusion of the Board, after consultation with an experienced business liquidation firm, that a liquidation of the Molding Division was not a viable alternative that would enable the Company to obtain a higher price for the Company's shares; (v) the factors considered by the Committee at its meeting held on November 3, 1995 and those considered by the Board at its meeting held on November 6, 1995, when it was determined to reject the revised terms of the Spartech Merger, and (vi) further deliberations among the members of the Independent Committee during the meeting, the Committee determined that consummation of the Offer and Merger, on the terms and conditions of the Merger Agreement, is in the best interests of the Company and its stockholders and preferable to other transactions and alternatives that had been considered by the Committee, and by unanimous vote the Independent Committee recommended that the Company's Board of Directors approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and that the Board recommend to stockholders that they tender their shares pursuant to the Offer. The Independent Committee also reviewed and considered, and voted unanimously to recommend that the Board of Directors approve, the Stockholder Tender Agreement proposed to be entered into by Parent with Russell T. Gilbert. Under the Stockholder Tender Agreement, Mr. Gilbert, who owns approximately 16.6% of the outstanding Shares (determined on a fully diluted basis) and holds options to purchase an additional 76,250 shares of Company Common Stock, would agree to tender his Shares in the Offer, and not withdraw those Shares unless the Offer is terminated, as an inducement to Parent
(i) to enter into the Merger Agreement and proceed with the transactions contemplated thereby, and (ii) to agree that the minimum number of shares of Company Common Stock required to be tendered in the Offer and not withdrawn as a condition to Purchaser's obligation to consummate the purchase of shares in the Offer (the "Minimum Condition") would be a simple majority of the Company's outstanding shares (inclusive of the Gilbert Shares), as opposed to a higher percentage of the Company's outstanding shares, as had been proposed by Parent. In approving the Stockholder Tender Agreement, the Committee also considered the terms of that Agreement restricting Gilbert from selling his shares to any third party and requiring that his shares be voted for the Merger and against any other merger or extraordinary transaction involving the Company. The Committee concluded, after discussing the matter with the PW Representatives, the Committee's legal counsel and the Company's legal counsel, that while such provisions might discourage, they could not by themselves prevent, a third party from successfully completing an acquisition of the Company if the third party was prepared to make a firm proposal to acquire the Company that was financially superior to the Offer and the Merger.

     Following the completion of the meeting of the Independent Committee, the meeting of the full Board of Directors of the Company was reconvened and the directors were informed of the determination and recommendation of the Independent Committee with respect to the approval of the Merger Agreement and the Offer and Merger contemplated therein, and the Stockholder Tender Agreement. Based on the presentations described above, the recommendation of the Independent Committee and further deliberations, the Board of Directors unanimously determined that the Merger Agreement is in the best interests of the stockholders of the Company and that the terms of the Offer and Merger contemplated thereby are, from a financial standpoint, fair to the Company's stockholders and, by unanimous vote, approved the Merger Agreement with Parent and Purchaser and the consummation of the Offer and Merger pursuant to the terms and conditions of the Merger Agreement, and unanimously adopted resolutions recommending that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

     In addition, the Board (i) approved the Offer and the Merger, and the Stockholder Tender Agreement, in accordance with Section 203 of the DGCL and fair price and supermajority vote provisions contained in the Company's Certificate of Incorporation, with the effect that neither Section 203 nor such fair price and supermajority vote provisions will require any special vote of the stockholders in connection with the Offer or the Merger or the transactions contemplated by the Stockholder Tender Agreement and none of the restrictions on business combinations set forth in Section 203 or the Certificate of Incorporation shall apply to the Merger, and (ii) resolved to recommend approval and adoption of the Merger Agreement and the Merger by the Company's stockholders (if such approval is required by law). The Board of Directors also unanimously approved an amendment to the Company's Stockholders Rights Plan (the "Rights Plan") that provides that neither Parent nor Purchaser, nor any of their affiliates, will be deemed to be an Acquiring Person under the Rights Plan, and none of the rights issued pursuant thereto would be distributed or triggered, by reason of the Merger Agreement or consummation of any of the transactions contemplated thereby.

     The December 14 meetings of the Independent Committee and of the Board were recessed to December 19, 1995, in order that the Committee and the Board could further consider all of the information which had been presented and in order that the Company and Parent and their respective attorneys could finalize documentation and arrange for a written agreement from the Bank under which the Bank would agree to waive restrictions against the Merger and would extend due dates and existing waivers of default until April 30, 1996. On the morning of December 19, 1995, the Bank and the Company finalized a letter agreement under which the parties agreed that such waivers and extensions would be conditioned upon factors including: (1) the parties preparation and execution of definitive amendments on or before December 28, 1995, and (2) the Merger Agreement being executed no later than December 28, 1995, and (3) the Merger being consummated no later than April 30, 1996. The Bank also agreed to extend the maturity date of its bridge loans and line of credit note to April 30, 1996 and increase the credit availability under its bridge note by $650,000, subject to the foregoing conditions and the Company's payment of a restructuring fee of $25,000. In addition, the Bank will reasonably consider a request by Mesa Leasing, a partnership of which the partners are the Company and Mr. Gilbert, to reinstate an original maturity date of its promissory note in favor of the Bank and eliminate the need for cash collateral for the Letter of Credit for the debt secured by the deed of trust on the property owned by Mesa Leasing and used in the Molding Division of the Company. On December 22, 1995 the Company and the Bank entered into the definitive amendment agreements contemplated by the December 19, 1995 letter agreement.

     On the morning of December 19, 1995, the Independent Committee and the Board of Directors reconvened the meeting recessed from December 14, 1995. The Independent Committee met first and reviewed the final documentation related to the Offer and Merger and determined that the considerations and discussions held at its meeting of December 14, 1995 continued to apply. The Independent Committee received and reviewed the written fairness opinion of PaineWebber, a copy of which is attached hereto as Exhibit (c)(10). Based upon all of the factors described above and with respect to the meeting of December 14, 1995, the Independent Committee renewed, ratified and affirmed its prior recommendations to the Board of Directors. The Board of Directors then met and reviewed the final versions of the documentation. The Board also was advised by Mr. Gilbert that there were no agreements or commitments between himself and Parent relating to a possible purchase by him of the Molding Division, although it was his intention to enter into negotiations with Parent regarding such a purchase that would be conditioned on consummation of the Offer and the Merger. Based upon the foregoing and the opinion and presentation of PaineWebber, the Board of Directors ratified and confirmed its actions taken on December 14, 1995 and authorized the officers of the Corporation to execute and perform the Merger Agreement on behalf of the Company and to consummate the transactions contemplated thereby. On December 20, 1995, Parent and the Company issued a joint press release announcing the signing of the Merger Agreement and the Offer. A copy of that press release is filed as Exhibit (c)(11) hereto and incorporated herein by this reference.

     The written opinion of PaineWebber (the "Opinion") contains a description of the procedures followed, matters considered, assumptions made and limitations of the review undertaken by PaineWebber in rendering its Opinion. STOCKHOLDERS ARE URGED TO READ CAREFULLY THE OPINION IN ITS ENTIRETY. The Opinion has been provided solely for use by the Board of Directors of the Company, only addresses the fairness of the consideration to be received by the stockholders of the Company from a financial point of view and does not constitute a recommendation to any stockholder of the Company to tender his or her shares pursuant to the Offer.

               THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
                THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER
                 AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The foregoing discussion of the information and factors considered and given weight by the Board in approving the Merger Agreement and the Offer and Merger, is not intended to be exhaustive. In view of the variety of factors considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, different members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained PaineWebber Incorporated ("PaineWebber") to act as exclusive financial advisor to the Special Committee of the Board of Directors of the Company to evaluate strategic alternatives, including a possible acquisition, merger, sale or financing involving the Company or any of its Subsidiaries. The Company has agreed to pay PaineWebber (i) a retainer fee of $25,000 per month commencing in June 1995 and payable for a minimum of four months (the "Monthly Payments"), in addition to $175,000 earned by PaineWebber prior to August 16, 1995, (ii) an Opinion Fee of $300,000 payable at the time PaineWebber delivers its opinion with respect to whether or not the consideration to be received in the transaction with Parent is fair, from a financial point of view, to the shareholders of the Company, and (iii) upon successful completion of the Offer and the Merger, an M & A Advisory Fee equal to 1.5% of the total purchase price. The Monthly Payments paid after September 1995 and the Opinion Fee will be credited toward the M & A Advisory Fee. "Total purchase price" is defined as the fair market value of any securities issued and any cash consideration paid to the Company in connection with the Offer and the Merger, plus the amount of any indebtedness of the Company that is assumed, directly or indirectly, by the Purchaser; provided that the M & A Advisory Fee payable with respect to the Offer and the Merger shall be based upon the greater of (i) the amount of the indebtedness of the Company as of the date of execution of the Merger Agreement, and (ii) the amount of such indebtedness as of the date of consummation of the merger contemplated by the Merger Agreement. The Company also has agreed to reimburse PaineWebber for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel up to a maximum of $50,000, and to indemnify PaineWebber and certain related persons against certain liabilities, including liability under the federal securities laws.

     PaineWebber is an internationally recognized investment banking firm and, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, PaineWebber from time to time may effect transactions and hold positions in securities of the Company.

     Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of the Company in connection with the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, except as otherwise disclosed in Item 3 above, no transactions in Shares have been effected within the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of the Company's executive officers, directors and affiliates currently intend to tender their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) No negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for, or other acquisition of, securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     In connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, the Company will furnish to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)...................  Letter to Stockholders dated December 27, 1995 from Russell T.
                           Gilbert, President and Chief Executive Officer of the Company*
(b)......................  None
(c)(1)...................  Agreement and Plan of Merger, dated as of December 19, 1995, among
                           Parent, Purchaser and the Company.
(c)(2)...................  Stockholder Tender Agreement, dated as of December 19, 1995, among
                           Parent, Purchaser and Mr. Russell T. Gilbert.
(c)(3)...................  Confidentiality Agreement, dated September 2, 1994, between the
                           Company and Parent.
(c)(4)...................  Ronald Trepp Employment Agreement dated as of September 15, 1995.
(c)(5)...................  Press Release issued June 12, 1995 announcing anticipated retirement of Russell T. Gilbert.
(c)(6)...................  Press Release issued on August 9, 1995 relating to the engagement of PaineWebber.
(c)(7)...................  Letter dated October 30, 1995 from Spartech relating to the proposed Spartech Merger.
(c)(8)...................  Letter of Intent, in the form executed on November 3, 1995, by
                           Parent and the Company and amendments dated December 4, 1995,
                           December 11, 1995 and December 14, 1995, respectively.
(c)(9)...................  Press Release issued on November 8, 1995 announcing the signing of the Letter of Intent with Parent.
(c)(10)..................  Fairness Opinion dated December 19, 1995 issued to the Company's
                           Board of Directors by PaineWebber.*
(c)(11)..................  Press Release issued December 20, 1995 announcing the signing of the Merger Agreement and the Offer to be commenced by Purchaser.
(c)(12)..................  Amendment No. One to Rights Agreement dated as of December 19,
                           1995 between the Company and First Interstate Bank, as Rights
                           Agent

---------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CIMCO, INC.

                                          /s/ RUSSELL T. GILBERT
                                          ------------------------------------
Date: December 27, 1995                   Name: Russell T. Gilbert
                                          Title: President and Chief Executive
                                          Officer

                                                                      SCHEDULE I

                  ADDITIONAL INFORMATION PROVIDED PURSUANT TO
             SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934,
                     AS AMENDED, AND RULE 14F-1 THEREUNDER

     This information is being furnished in connection with the designation by the Purchaser, pursuant to the Merger Agreement, of persons to be elected to the Company's Board of Directors other than at a meeting of the Company's stockholders. The Merger Agreement provides that, promptly upon the payment by Purchaser or any of Parent's direct or indirect subsidiaries pursuant to the Offer for such number of Shares which represent at least a majority of the outstanding Shares and from time to time thereafter, Purchaser shall be entitled to designate members of the Company's Board of Directors such that Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will have a number of representatives on the Board of Directors, rounded up to the next whole number, equal to the product obtained by multiplying the number of directors fixed in the Company's Bylaws by the percentage of Shares beneficially owned by Parent or any of its subsidiaries.

     The Company has agreed, upon request by Purchaser, promptly to increase the size of the Board of Directors to the extent permitted by its Certificate of Incorporation and/or use its best efforts to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors and use its best efforts to cause Purchaser's designees to be so elected. The Company has agreed to take, at the request of Purchaser and at its expense, all action necessary to effect any such election, including the mailing to its stockholders of the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in form and substance reasonably satisfactory to Purchaser and its counsel.

               INFORMATION WITH RESPECT TO PURCHASER'S DESIGNEES

     Purchaser has stated in the Offer to Purchase that Purchaser intends to designate at least a majority of the directors of the Company following consummation of the Offer. The names and certain biographical information concerning these designees are as follows.

     Purchaser reserves the right to select other designees to be elected to the Board of Directors. Any such other designees shall be selected from the directors and executive officers of Parent or Purchaser. Information with respect to such persons is set forth in Annex I of the Offer to Purchase, a copy of which is being mailed to the Company's stockholders. The information on such Annex I is incorporated herein by reference.

     None of the Purchaser's designees currently is a director of, or holds any position with, the Company. The Company has been advised by Purchaser and Parent that, to the best of their knowledge, none of Purchaser's designees or any of their associates beneficially owns any equity securities of the Company, or rights to acquire any equity securities of the Company, or, except as disclosed in the Offer to Purchase, has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to rules and regulations of the Securities and Exchange Commission (the "Commission").

D. R. Schrank -- Age-47     Vice President -- North American Plastics of Parent, 1995.
                            Vice President and Chief Financial Officer of Parent,
                            1993-1995. Senior Vice President and Chief Financial Officer,
                            Sealy, Inc., 1989-1993.
G. W. Henry -- Age-50       Vice President -- International Operations of Parent, 1994 to
                            date. Vice President -- Operations of Parent, 1992-1994. Vice
                            President -- Marine Services and Special Projects of Parent,
                            1990-1992.
J. S. Pyke, Jr. -- Age-57   Vice President and General Counsel of Parent, 1979 to date.
                            Secretary of Parent, 1973 to date.
M. S. Duffey -- Age-41      Vice President, Chief Financial Officer and Treasurer of
                            Parent, 1995. Treasurer of Parent, 1994-1995; Vice President
                            and Treasurer, Foote, Cone & Belding Communications, Inc.
                            (worldwide advertising agency), 1992-1994, Chicago, Illinois;
                            Vice President and Treasurer, Outboard Marine Corporation,
                            1986-1992, Waukegan, Illinois.
T. E. Lindsey -- Age-45     Controller of Parent, 1990 to date.

                    INFORMATION WITH RESPECT TO THE COMPANY

1. CERTAIN INFORMATION CONCERNING THE COMPANY AND THE COMPANY'S BOARD OF DIRECTORS AND
   EXECUTIVE OFFICERS

GENERAL

     The Shares comprise the only class of voting stock of the Company outstanding and each Share is entitled to one vote. There were 2,970,481 Shares outstanding on November 30, 1995.

THE CURRENT MEMBERS OF THE BOARD

     The Company's Board of Directors currently consists of 5 members. To the extent the Company's Board of Directors will consist of persons who are not Purchaser's Designees, the Board is expected to consist of those persons who are currently directors of the Company who have not resigned.

     The information presented below sets forth, as of the date hereof, as to each director, his or her age and principal occupation and business experience and the period during which each has served as a director of the Company. In addition, as to each director who is also an executive officer, his or her age and employment history with the Company are included. See "Information Regarding Board Meetings and Committees" for information concerning the composition of Board committees, and "Security Ownership of Certain Beneficial Owners and Management" for the aggregate number of Shares beneficially owned by each director.

         NAME             AGE           POSITIONS WITH COMPANY
----------------------    ---     -----------------------------------
Russell T. Gilbert        65      President, Chief Executive Officer,
                                  Director and Chairman of the Board
Utta K. Harrison          59      Corporate Secretary and Director
Adolph Posnick            69      Director
Franklin I. Remer         66      Director
Frederick M. Swenson      69      Director

     MR. GILBERT founded the Company in 1959 and has served as its President, Chief Executive Officer and as a director since its inception. In May 1993, Mr. Gilbert also assumed the newly-created position of Chairman of the Board of Compounding Technology, Inc., a wholly-owned subsidiary of the Company.

     MS. HARRISON joined the Company in August 1968 and has served as Corporate Secretary and as a director since July 1977. From December 1988 until January 1991, she also served as Associate Vice President of the Company.

     MR. POSNICK was elected to the Board in September 1994. He is the retired Chairman and Chief Executive Officer of Ferro Corporation, a company engaged in the manufacture of filled and reinforced thermoplastics and color concentrates; porcelain enamel frit, organic powder coatings inks, colors and pigments; and polymer additives, including heat and light stabilizers. Mr. Posnick held this position from 1988 until his retirement in 1991. Mr. Posnick joined Ferro Corporation in 1947 as a Research Engineer and held many positions with that company over the next 44 years. Mr. Posnick continues to serve as the chairman of the board of directors of Ferro Corporation as well as on the boards of directors of First Union Management, Inc. and Baldwin Wallace College. Mr. Posnick also served as Chairman of the Greater Cleveland Trade Alliance and continues to serve on its board.

     MR. REMER has been a director of the Company since 1972. Mr. Remer is a partner in the law firm of Remer, DiVincenzo & Griffith located in Corona del Mar, California, and has rendered legal services to the Company and Mr. Gilbert, as an individual, for more than thirty years.

     MR. SWENSON has been a director of the Company since 1964. Mr. Swenson is currently a self-employed business consultant and has been engaged in this business for more than five years.

CERTAIN ARRANGEMENTS CONCERNING THE ELECTION OF DIRECTORS

     Other than as described in Item 3 of Schedule 14D-9 under the heading "Merger Agreement -- Other Agreements of Parent, the Purchaser and the Company," there are presently no arrangements concerning the election of directors of the Company.

INFORMATION REGARDING BOARD AND COMMITTEE MEETINGS

     The Board of Directors held five meetings during the fiscal year ended April 30, 1995. Each current director attended 75% or more of the aggregate number of (a) the meetings of the Board held while he or she was a director and
(b) the meetings of each Board committee held while he or she was assigned as a regular member of such committee.

     The Board of Directors has an Audit Committee, a Compensation Committee, a Stock Option Committee and a Nominating Committee.

     During fiscal 1995, the Audit Committee was comprised of Dr. James L. Doti and Messrs. Kenneth E. Hendrickson and Swenson. Dr. Doti and Mr. Hendrickson resigned from the Board of Directors in August 1995. The principal duties of the Audit Committee are to recommend to the Board of Directors the selection of the Company's independent accountants, to discuss and review the Company's accounting policies, and to review the accounting procedures and internal control procedures recommended by the Company's independent accountants. One Audit Committee meeting was held during the fiscal year.

     During fiscal 1995, the Compensation Committee consisted of Dr. Doti and Messrs. Hendrickson, Remer and Swenson. The Compensation Committee's responsibilities include reviewing the compensation of the Company's President and Chief Executive Officer and all other officers of the Company and reporting its findings and recommendations to the Board of Directors. The Compensation Committee held one meeting during the fiscal year. A detailed report of the Compensation Committee begins at page I-10.

     During fiscal 1995, Ms. Harrison, Mr. Posnick and Mr. Remer comprised the Stock Option Committee. The Stock Option Committee is responsible for administering the Company's stock option plans adopted in 1988 and 1991. The Stock Option Committee held four meetings during fiscal 1995.

     During fiscal 1995, the Nominating Committee was comprised of Dr. Doti, Ms. Harrison and Mr. Posnick. The Nominating Committee is responsible for recommending candidates to the full Board of Directors for consideration for nomination as directors. The Nominating Committee also considers candidates recommended by stockholders. The stockholders may submit such recommendations to the Secretary of the Company, and the submission should include a statement of the candidate's business experience and other business affiliations and confirmation of the candidate's willingness to serve if elected. The Nominating Committee held one meeting during the fiscal year.

CURRENT EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE COMPANY

     The names, ages and positions of all executive officers and key employees of the Company and its subsidiaries as of the date hereof are as follows:

        NAME             AGE                    POSITIONS WITH COMPANY
---------------------    ---     -----------------------------------------------------
Russell T. Gilbert       65      President and Chief Executive Officer
Utta K. Harrison         59      Secretary
Franklin L. Jackson      62      President and Chief Operating Officer of the
                                 Company's specialty compounding subsidiaries
James L. Richter         40      Vice President of Sales and Marketing
Jennifer A. Shea         38      Vice President of Administration
Laurance W. Simmons      67      Treasurer
L. Ronald Trepp          57      Vice President of Finance and Chief Financial Officer

     Additional information with respect to the executive officers and key employees of the Company and its subsidiaries is set forth below.

     MR. GILBERT and MS. HARRISON are also directors of the Company. See "The Current Members of the Board" for biographical information regarding such executive officers.

     MR. JACKSON joined the Company in March 1980. From 1983 to February 1988 Mr. Jackson served as Vice President and General Manager of Compounding Technology, Inc., the Company's specialty compounding subsidiary. In March 1988 Mr. Jackson was promoted to Executive Vice President and to the offices of President and Chief Operating Officer in May 1993.

     MR. RICHTER joined the Company in January 1995 as Vice President of Sales and Marketing for the Company's custom molding operations. Prior to joining the Company, Mr. Richter was employed by General Electric Company ("GE") for thirteen years in various positions in GE's plastics and silicones businesses. His most recent position was Business Manager for the silicone rubber business within GE Silicones.

     MS. SHEA joined the Company in April 1986. From 1991 to 1993 Ms. Shea served as Assistant to the President of the Company. In March 1993 she was promoted to Associate Vice President and assumed her present position in March 1995.

     MR. SIMMONS joined the Company in August 1974, was appointed Chief Financial Officer in January 1977, and was elected as a director of the Company in 1977. In December 1991, Mr. Simmons resigned from the Board of Directors and was elected to the position of Treasurer of the Company.

     MR. TREPP joined the Company in December 1991 as Vice President of Finance and Chief Financial Officer. From 1987 until December 1991, Mr. Trepp was Executive Vice President and Chief Financial Officer of Computer Communications, Inc., a company engaged in the design, development and marketing of data communications equipment and software. From 1981 until 1987 Mr. Trepp was Vice President of Finance with Laidlaw Transportation, Inc., a national school bus contracting company.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Under the securities laws of the United States, the directors and executive officers of the Company and persons who own more than ten percent of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Commission and The Nasdaq Stock Market. Specific due dates for these reports have been established, and the Company is required to disclose herein any late filings during fiscal 1995. To the Company's knowledge, based solely on its review of the copies of such reports required to be furnished to the Company during fiscal 1995, all of these reports were timely filed except that Mr. Richter submitted (i) a late filing on Form 3, notifying the SEC of his position as an officer of the Company, and (ii) a late filing on Form 4 related to issuance of a stock option. Mr. Richter does not currently own any of the Company's Common Stock.

2. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of November 30, 1995 regarding the beneficial ownership of the Company's Common Stock by (i) each person known to the Company to beneficially own more than 5% of the Common Stock, (ii) each director of the Company or person who will be a director-designate of Purchaser individually, (iii) each of the executive officers named in the Summary Compensation Table appearing elsewhere herein and (iv) all directors, director-designates and executive officers of the Company as a group. Unless otherwise indicated in the footnotes to the following table, (and except for voting and investment powers held jointly with such person's spouse) each of the persons or entities listed below has sole voting and investment power with respect to the outstanding shares of Common Stock shown as beneficially owned by such person or entity.

                                                SHARES OF COMMON            PERCENT OF OUTSTANDING COMMON
            NAME AND ADDRESS*               STOCK BENEFICIALLY OWNED         STOCK BENEFICIALLY OWNED***
------------------------------------------  ------------------------        -----------------------------
Russell T. Gilbert........................           590,984(1)                         19.62
Utta K. Harrison..........................            10,000(3)                            **
Adolph Posnick............................            10,000(4)                            **
Franklin I. Remer.........................            14,390(2)                            **
Frederick M. Swenson......................            14,298(2)(5)                         **
Franklin L. Jackson.......................             6,603(5)(6)                         **
L. Ronald Trepp...........................            10,010(4)(7)                         **
Employee Stock Ownership Plan
of the Company and its Subsidiaries.......           159,817(8)                          5.40
265 Briggs Avenue
Costa Mesa, CA 92626
Pioneering Management Co..................           290,000(9)                          9.80
60 State Street
Boston, MA 02109
Dimensional Fund Advisors Inc.............           154,150(10)                         5.21
1299 Ocean Avenue
Santa Monica, CA 90401
All executive officers and
directors as a group (12 persons).........           688,717(11)                        22.37
All director designates as a group (5
  persons)................................                 0(12)                           **

---------------

 * All directors and executive officers can be contacted at Cimco, Inc., 265 Briggs Avenue, Costa Mesa, CA 92626-4555.

 ** Represents less than one percent of the outstanding shares of the Company's Common Stock.

 *** The percentage ownership for each stockholder is calculated by assuming the exercise or conversion of all warrants, options and convertible securities held by such holder exercisable on or within 60 days of November 30, 1995, and the nonexercise and nonconversion of all other outstanding warrants, options and convertible securities.

 (1) Includes an aggregate of 4,394 shares owned of record by Mr. Gilbert as custodian for such shares held for the benefit of his grandchildren, and 51,250 shares which he has, or will have on or within 60 days after the Record Date, the right to acquire upon exercise of a stock option. In addition, includes 10,257 shares credited under the Company's Employee Stock Ownership Plan ("ESOP") to the account of Mr. Gilbert as of April 30, 1995, but does not include any additional shares which may have accrued to his account subsequent to that date.

 (2) Includes 11,250 shares which the designated individual has, or will have on or within 60 days after November 30, 1995, the right to acquire upon exercise of a stock option.

 (3) Includes 10,000 shares which the designated individual has, or will have on or within 60 days after November 30, 1995, the right to acquire upon exercise of a stock option.

 (4) Includes 5,000 shares which the designated individual has, or will have on or within 60 days after November 30, 1995, the right to acquire upon exercise of a stock option.

 (5) Includes 625 shares owned by Mr. Swenson's spouse in her own name as to which he disclaims any beneficial ownership.

 (6) Includes 1,603 shares credited under the ESOP to Mr. Jackson's account as of April 30, 1995, but does not include any additional shares which may have accrued to his account subsequent to that date.

 (7) Includes 10 shares credited under the ESOP to the account of Mr. Trepp as of April 30, 1995, but does not include any additional shares which may have accrued to his account subsequent to that date.

 (8) The ESOP Trust owns these shares for the benefit of approximately 750 employees who were participants in the ESOP as of April 30, 1995, and certain former employees who have not yet received their distributions. The total number of shares listed for the ESOP in the foregoing table includes amounts included in the individual totals shown for Messrs. Gilbert, Jackson and Trepp, and all executive officers and directors as a group, as described in footnote (11) below. In general, shares listed as owned by the ESOP are beneficially owned by the ESOP participants. Sole voting power with respect to ESOP shares allocated to a participant's account is exercised by the trustee in accordance with the participant's directions. Unallocated ESOP shares are voted by the trustee. Sole investment power with respect to all ESOP shares is held by the ESOP Committee, which consists of employees of the Company, including management employees.

 (9) Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 11, 1995, and verified with a representative of Pioneering Management Corporation on August 21, 1995, represents 290,000 shares which are owned of record by various investment advisory clients of Pioneering Management Corporation.

(10) Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 9, 1995, and verified with a representative of Dimensional Fund Advisors Inc. on August 21, 1995, represents 154,150 shares which are owned of record by various funds of Dimensional Fund Advisors Inc.

(11) Includes an aggregate of 19,423 shares credited under the ESOP to the accounts of executive officers as of April 30, 1995, but does not include any additional shares which may have accrued to those accounts subsequent to that date. Also includes 134,800 shares which executive officers have, or will have on or within 60 days after November 30, 1995, the right to acquire upon the exercise of stock options; and includes an aggregate of 24,033 shares owned by, or jointly with, the spouses of certain executive officers. Also includes 900 shares owned by one executive officer under the Company's 401(k) Plan and 4,394 shares owned by another as custodian for his grandchildren.

(12) The director-designates (G.W. Henry; J.S. Pyke, Jr.; M.S. Duffey; T.E. Lindsey; and D.R. Schrank) do not beneficially own any shares of the Common Stock.

3. CERTAIN INFORMATION CONCERNING EXECUTIVE COMPENSATION

SUMMARY OF EXECUTIVE COMPENSATION

     The following table sets forth the aggregate cash compensation paid or accrued by the Company during each of the last three fiscal years to the Chief Executive Officer and each of the other three most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000. There are no other executive officers of the Company whose aggregate cash compensation exceeded $100,000 in fiscal 1995.

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION
---------------------------------------------------------------------------------------------------------------
                                                                                   LONG TERM
                                                                                  COMPENSATION
                                                                                     AWARDS
                                                                                  ------------
                                                                                   SECURITIES
                                                                 OTHER ANNUAL      UNDERLYING       ALL OTHER
                                          SALARY      BONUS      COMPENSATION       OPTIONS        COMPENSATION
  NAME AND PRINCIPAL POSITION    YEAR       ($)       ($)(2)        ($)(2)            (#)             ($)(3)
-------------------------------  ----     -------     ------     ------------     ------------     ------------
Russell T. Gilbert               1995     253,760          0         4,500           50,000            4,713
  President and Chief            1994     253,760          0         5,500                0            4,509
  Executive Officer              1993     248,880          0         4,500           10,000            4,364
Dale H. Behm(4)                  1995      99,760          0             0           10,000                0
  Executive Vice President       1994           0          0             0                0                0
  and General Manager            1993           0          0             0                0                0
Franklin L. Jackson              1995     162,500          0         2,000           10,000            3,572
  President and Chief            1994     150,775     15,000         2,000                0            3,464
  Operating Officer --           1993     146,570     12,260         2,000                0            3,911
  Compounding Technology Inc.
L. Ronald Trepp                  1995     100,100          0             0                0            1,531
  Vice President of Finance      1994     100,100          0             0                0            1,502
  and Chief Financial Officer    1993     103,950          0             0                0              491

---------------

(1) Amounts shown include compensation deferred pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended.

(2) Amounts shown represent fees paid to management for their services as directors of the Company or of a subsidiary. As permitted by rules promulgated by the SEC, no perquisites are listed individually where such perquisites do not exceed the lesser of 10% of annual salary plus bonus or $50,000.

(3) Amounts shown represent Company matching contributions under the Company's 401(k) Plan, but exclude incidental car allowances which did not exceed $10,000 for any one executive during fiscal year 1995.

(4) Mr. Behm joined the Company in July 1994 and his employment terminated in November 1995.

OPTION GRANTS AND EXERCISES IN FISCAL 1995

     The Company currently maintains two stock option plans for the purpose of attracting and retaining qualified personnel. Under the 1988 Incentive Stock Option Plan ("1988 Plan"), options with respect to 250,000 shares (after adjustment for a five-for-four stock split effective May 2, 1989) of Common Stock may be granted to employees and directors of the Company and its subsidiaries. Under the 1991 Stock Option Plan ("1991 Plan"), options with respect to 150,000 shares of Common Stock may be granted to employees and directors of the Company and its subsidiaries.

     The Plans are administered by a Stock Option Committee appointed by the Board of Directors. The exercise price of an incentive stock option granted under the Plans may not be less than the fair market value of a share of the Common Stock on the date of grant of the option, and the term of such incentive stock option may not exceed five years from the date of grant. The exercise price of each share subject to non-qualified stock options must be at least 80% of the fair market value of a share of Common Stock on the date the option is granted, and the term of a non-qualified option may not exceed ten years and one day from the date of grant.

     The following tables summarize option grants and exercises during fiscal 1995 by the named executive officers along with the value of unexercised options held by such persons at the end of fiscal 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS                   POTENTIAL REALIZABLE VALUE AT
                            ----------------------------------------       ASSUMED ANNUAL RATES OF STOCK
                                         % OF TOTAL                                    PRICE
                                          OPTIONS                         APPRECIATION FOR OPTION TERM(3)
                            OPTIONS      GRANTED TO      EXERCISE OR     ----------------------------------
                            GRANTED     EMPLOYEES IN     BASE PRICE      EXPIRATION
           NAME             (#)(1)      FISCAL 1995        ($/SH)           DATE        5% [$]      10% [$]
--------------------------  -------     ------------     -----------     ----------     -------     -------
Russell T. Gilbert           37,500         32.8%            6.88(2)      05/18/109     329,250     415,875
                             12,500         10.9%            6.33(2)      06/04/109     101,125     127,500
Dale H. Behm                 10,000          8.7%            6.00         07/25/109      76,700      96,700
Franklin L. Jackson           7,500          6.6%            6.25         05/18/109      59,775      75,600
                              2,500          2.2%            5.75         06/04/109      18,350      23,175
L. Ronald Trepp                              0.0%

---------------

(1) Options disclosed above were granted pursuant to the Company's 1988 Stock Option Plan on May 18, 1994, June 4, 1994 or July 25, 1994. All options disclosed above, excluding Mr. Gilbert's, became and will become exercisable in one-third increments on the first, second and third anniversaries of the grant date. One half of Mr. Gilbert's options became exercisable on the date of grant and one half will become exercisable on the first anniversary of the grant date.

(2) The exercise price per share of Common Stock represents 110% of the fair market value of the underlying shares on the date of grant.

(3) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION VALUES (1)

                                                              VALUE OF UNEXERCISED
                        NUMBER OF UNEXERCISED OPTIONS             IN-THE-MONEY
                                     AT                     OPTIONS AT APRIL 30, 1995
                             APRIL 30, 1995 (#)                      (#)(2)
                        -----------------------------     -----------------------------
        NAME            EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
--------------------    -----------     -------------     -----------     -------------
Russell T. Gilbert         51,250           25,000             0                0
Dale H. Behm                    0           10,000             0                0
Franklin L. Jackson             0           10,000             0                0
L. Ronald Trepp            10,000                0             0                0

---------------

(1) No options were exercised by the named executive officers in fiscal 1995.

(2) Based on the reported closing price of the Common Stock ($5.25) on The Nasdaq National Market on April 28, 1995.

DIRECTOR COMPENSATION

     Each director receives an attendance fee of $500 for each meeting of the Board of Directors he or she personally attends and for each meeting of a committee of the Board of Directors he or she attends which is not attended on the same day as a meeting of the Board of Directors. Each of the directors who are not employees of the Company also receives an annual retainer of $7,200 for services as a director. As detailed in the footnotes to the table under the heading Security Ownership of Certain Beneficial Owners and Management, each non-employee director was granted non-qualified stock options under an agreement issued outside of the Plans.

CERTAIN TRANSACTIONS

     The Company leases its executive offices and principal manufacturing facility from Mesa Leasing Company ("Mesa Leasing"), a partnership in which the Company and Russell T. Gilbert, the President, Chief Executive Officer, and a director of the Company, each have a 50% ownership interest. Aggregate rental payments made by the Company to Mesa Leasing in fiscal 1995 were $388,512. The lease currently provides for monthly rent of $32,376 in addition to insurance, maintenance, property taxes and certain other rental costs.

     During fiscal 1995, the Company continued to engage the law firm of Remer, DiVincenzo & Griffith to perform certain legal services for the Company. This law firm has provided legal services to the Company for more than 30 years. Mr. Remer, a director of the Company, is a partner of Remer, DiVincenzo & Griffith.

4. COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following non-employee directors served on the Compensation Committee of the Company's Board of Directors during fiscal 1995: Dr. Doti, Mr. Hendrickson, Mr. Remer and Mr. Swenson. No current member of the Company's Compensation Committee is a current or former officer or employee of the Company. There are no Compensation Committee interlocks between the Company and other entities involving the Company's executive officers and Board members who serve as executive officers or board members of such other entities. For a discussion of the relationship between the Company and the law firm in which Mr. Remer is a partner, see "Certain Transactions" above.

5. REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION.

     The Compensation Committee of the Board of Directors (the "Compensation Committee") administers the Company's executive compensation program. After consideration of the Committee's recommendations, the full Board of Directors reviews and approves salaries of all elected officers, including those of the executive officers named in the Summary Compensation Table. The Compensation Committee is responsible for recommending to the Board and administrating all of the elements of executive compensation, including incentive awards and recommending the grant of long-term incentive awards, subject to Stock Option

Committee approval. CIMCO's executive compensation program is designed to align total compensation with stockholders' interest and to provide a balanced relationship between annual and long-term strategic objectives.

COMPENSATION OBJECTIVES

     The objectives of the Company's executive compensation program are:

          - To provide cash compensation at levels competitive within the industry;

          - To reward above-average performance; and

          - To tie individual compensation to the achievement of previously determined sales and income goals.

COMPENSATION COMPONENTS

     The executive compensation program is comprised of three compensation related components: base salary, incentive awards (bonuses) and long-term incentive awards (stock options).

     Base Salary. The Company's intent is to pay base salaries at a level close to the industry average for the particular position. The Company participates in and utilizes a well-recognized, annual compensation survey that focuses on manufacturing companies in the Company's geographic region. Salary increases are considered on an annual basis and, when granted, are also based on other factors including, but not limited to, individual performance, attainment of pre-established goals, managerial ability and performance on special projects.

     Incentive Awards (Bonuses). Executives who have been nominated and approved by the Board participate in the Company's Management Incentive Bonus Plan (the "Incentive Plan"). Achievement of established return on assets and income objectives is rewarded financially; and significant compensation is at risk for failing to meet these objectives. Earned bonuses are paid in full thirty days after completion of fiscal year end accounting. There are no provisions to defer payment of all or a portion of earned bonuses to a later date.

     Long-Term Incentive Awards (Stock Options). Long-term incentives are provided through stockholder-approved stock option plans that are designed to develop and maintain strong management through Company stock ownership. Stock option awards under the Company's stock option plans are made by the Stock Option Committee, which was comprised of Ms. Harrison, Mr. Posnick and Mr. Remer during fiscal 1995. Five year options are granted at the market value of the Company's Common Stock on the date of the grant and generally become exercisable in increments of one-third of the total grant at the end of each of the first three years. The number of options granted by the Stock Option Committee to each executive officer is based on the individual's performance and his or her level of responsibility, and the amount of the grant is intended to be sufficient in size to provide a strong incentive.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     Mr. Gilbert has served as President and Chief Executive Officer of the Company since its inception in 1959. Based on Mr. Gilbert's recommendation, the Compensation Committee has held constant Mr. Gilbert's salary since June 1990. Mr. Gilbert was eligible to receive a bonus under the Incentive Plan if the Company achieved certain sales and income goals for fiscal 1995. However, because the Company did not achieve such goals in fiscal 1995, no bonus was paid to Mr. Gilbert. In May 1994, the Stock Option Committee granted Mr. Gilbert a stock option for 37,500 shares to replace an option of the same amount that had expired. Additionally, based upon the Compensation Committee's recommendation, in June 1994 Mr. Gilbert was granted an additional stock option for 12,500 shares which was approved by the Stock Option Committee.

     This report has been provided by the Compensation Committee:

        Franklin I. Remer
        Frederick M. Swenson

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, that might incorporate by reference previous or future filings, in whole or in part, the foregoing report and the Performance Graph which follows shall not be incorporated by reference into any of such filings.

6. STOCKHOLDER RETURN PERFORMANCE GRAPH

     The graph below compares the cumulative total stockholder return on the Common Stock of the Company for the last five fiscal years with the cumulative total return on the Russell 2000 Index and a peer group consisting of the Company and five other plastics-related companies for the same five-year period. The graph assumes that all dividends have been reinvested. Measurement points are the last trading days of each of the last five fiscal years.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
           AMONG THE COMPANY, THE RUSSELL 2000 INDEX AND A PEER GROUP

   MEASUREMENT PERIOD
  (FISCAL YEAR COVERED)        CIMCO, INC.       PEER GROUP       RUSSELL 2000
        4/90                      100               100               100
        4/91                      102                91               110
        4/92                       77                82               129
        4/93                       73               123               150
        4/94                       59               123               171
        4/95                       50               122               184

---------------

* $100 invested on 04/30/90 in stock or index -- including reinvestment of dividends. Fiscal year ending April 30.

7. COMPENSATION PURSUANT TO PLANS

MANAGEMENT INCENTIVE BONUS PLAN

     The Company has a cash bonus plan under which payments are made to officers and other employees selected by the Board of Directors based upon the attainment of annual performance goals previously established by the Board of Directors. The Company also pays discretionary bonuses to officers and other employees from time to time to recognize exceptional performance. No bonuses were accrued or paid with respect to the fiscal year ended April 30, 1995.

EMPLOYEE STOCK OWNERSHIP PLAN

     The Company adopted an Employee Stock Ownership Plan (the "ESOP"), effective May 1, 1982, to enable eligible employees to share in the growth and prosperity of the Company and provide all participants with an opportunity to accumulate capital for their future economic security. All employees of the Company and certain participating subsidiaries are eligible to participate in the ESOP except for employees covered by a collective bargaining agreement. Participation in the ESOP begins after completion of one year of service with the employer. The Company's contributions to the ESOP are determined annually in the discretion of the Board of Directors. Contributions by the Company are made in cash, shares of the Common Stock, or other property and are held in a trust established by the Company. Allocations to the accounts of participants under the ESOP are based on compensation for the year with respect to which allocations are made. Amounts allocated to the account of a participant vest according to the number of years of service with the Company and its participating subsidiary companies.

     Allocations (if any) of shares of the Company's Common Stock to the accounts of participants under the ESOP have not been calculated with respect to the fiscal year ended April 30, 1995.

401(K) PLAN

     Effective May 6, 1991, the Company adopted a plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") to provide eligible employees with the opportunity to accumulate retirement funds. All employees of the Company and certain participating subsidiaries are eligible to participate in the 401(k) Plan with the exception of (a) employees covered by a collective bargaining agreement, and (b) employees whose principal place of employment is outside the United States. Participation in the 401(k) Plan generally begins after the end of a twelve-month period in which the employee completes 1,000 hours of service with the employer.

     Participants are entitled to make contributions (called "Participant Contribution") to the 401(k) Plan. Participant Contributions are allocated to the Participant Contributions Account of the participant who made such contributions.

     For each payroll period, the employer may make a Matching Employer Contribution for the benefit of a participant equal to a percentage (called the "Matching Percentage") of his or her Participant Contributions, not to exceed a percentage of the participant's compensation (called the "Maximum Matchable Contributions Percentage"). The Company Board of Directors determines the Matching Percentage and the Maximum Matchable Contributions Percentage that will be applicable for a calendar year and announces them to the participants before the beginning of the year. Matching Employer Contributions made for a participant are allocated to the participant's Matching Employer Contributions Account.

     Each year the Company Board of Directors determines whether any additional employer contributions (called "Discretionary Employer Contributions") are to be made to the 401(k) Plan for the year. If a Discretionary Employer Contribution is to be made, it is allocated to the Discretionary Employer Contributions Accounts of participants based on their relative compensation.

     Participants are at all times fully vested in their Participant Contributions Accounts. A participant's rights in his Matching Employer Contributions Account and Discretionary Employer Contributions Account vest according to the number of years of service the participant has with the Company and its participating subsidiary companies.

     Participants are entitled to receive the vested portion of their accounts under the 401(k) Plan in the form of an in-kind distribution subsequent to termination of employment or upon death or retirement. Withdrawals prior to termination of employment may be made in the event of hardship or after the participant attains age 59 1/2.

401(K) PLAN ONE-YEAR SUMMARY

     The following table sets forth, as to the Chief Executive Officer and each of the other three most highly compensated executive officers and all current executive officers as a group, payments made by the Company for such officers pursuant to the 401(k) Plan from May 1, 1994 through April 30, 1995:

                                                                                                  ALL CURRENT
                                                                                                   EXECUTIVE
                                                                                                 OFFICERS AS A
                                            RUSSELL T.    DALE H.    FRANKLIN L.    L. RONALD        GROUP
                                             GILBERT       BEHM        JACKSON        TREPP       (7 PERSONS)
                                            ----------    -------    -----------    ---------    -------------
May 1, 1994 through April 30, 1995
  401(k) Plan Matching contributions(1)...    $4,713        $ 0        $ 3,572       $ 1,531        $13,567

---------------

(1) Such contributions are vested 100%, 0%, 100% and 40% for Messrs. Gilbert, Behm, Jackson and Trepp respectively.

STOCK INCENTIVE PLANS

     The Company currently maintains two incentive stock plans for the purpose of attracting and retaining qualified personnel.

     Under the 1988 Stock Option Plan ("1988 Plan"), options and stock appreciation rights ("SARs") with respect to 250,000 shares of Common Stock (after adjustment for a five-for-four stock split effective May 2, 1989) may be granted to employees and directors of the Company and its subsidiaries. As of April 30, 1992, there were outstanding options to purchase 182,880 shares of Common Stock and SARs with respect to 61,495 shares covered by the 1988 Plan with exercise prices ranging from $7.25 to $14.38 per share. Such options and SARs have expiration dates ranging from May 26, 1993 to May 23, 2001. Shares which are covered by options or SARs which are cancelled or not exercised within the option period become available for future grants. As of April 30, 1992, there were 5,625 shares available for future grants under the 1988 Plan.

     The 1991 Stock Incentive Plan ("1991 Plan") provides for stock-based awards, including qualified and incentive stock options, stock appreciations rights, restricted stock, sales of securities, stock bonuses, performance shares, performance units, phantom stock, dividend equivalents and other stock-based awards. Such awards may be granted with respect to 150,000 shares of Common Stock to employees and directors of the Company and its subsidiaries. As of April 30, 1992, no awards have been granted under the 1991 Plan.

     The Plans are administered by a Stock Option Committee appointed by the Board of Directors. Members of the Stock Option Committee are not eligible to receive grants while serving on the Committee. The exercise price of an incentive stock option granted under the Plans may not be less than the fair market value of a share of CIMCO Common Stock on the date of grant of the option and the term of an incentive stock option may not exceed ten years from the date of grant. In the case of incentive stock option grants to stockholders holding more than 10% of CIMCO's outstanding stock, the exercise price may not be less than 110% of the fair market value of a share of CIMCO Common Stock on the date of grant and term of such incentive stock option may not exceed five years from the date of grant. The exercise price of each share subject to non-qualified stock options granted under the 1982, 1986 and 1988 Plans must be at least 80% of the fair market value of a share of CIMCO Common Stock on the date the option is granted and the term of a non-qualified option may not exceed ten years and one day from the date of grant.

     If the Board of Directors determines that a change in control has occurred or is about to occur, options granted pursuant to the 1986 Plan will become immediately exercisable (unless the individual option expressly states otherwise) and may be exercised at any time within a period of sixty days following the date on which a change in control occurs. For purposes of the 1986 Plan, a change in control means (i) the acquisition by a single entity or group of affiliated entities of more than fifty percent of the outstanding CIMCO Common Stock or (ii) the merger of CIMCO with or into any other entity or sale or other disposition of all or substantially all of its assets, if the stockholders of CIMCO before the transaction own, immediately after the consummation of the transaction, equity securities (other than options or other rights to acquire equity securities) possessing less than fifty percent of the voting power of the surviving or acquiring corporation.

     With respect to the 1988 Plan, in the event of the merger or consolidation of CIMCO with or into another corporation, or the acquisition by another corporation or person of all or substantially all of CIMCO's assets or eighty percent or more of CIMCO's then outstanding voting stock, or the liquidation or dissolution of CIMCO, the Stock Option Committee may, in its absolute discretion and upon such terms and conditions it deems appropriate, provide by resolution, adopted prior to such event, that prior to the effective date of such event all options granted pursuant to the 1988 Plan will become exercisable.

     With respect to the 1991 Plan, awards granted thereunder may, but are not required to, provide for acceleration of vesting, lapse of restrictions, cash settlement or other adjustments to the terms of such awards in the event of a merger, sale of assets, or change in control of CIMCO.

8. OTHER COMPENSATION ARRANGEMENTS

     The Company has entered into an Employment Agreement dated September 15, 1995 with L. Ronald Trepp. The description thereof is set forth in Item 3 of the
Schedule 14D-9 under the heading Trepp Employment Agreement.

     Pursuant to the Merger Agreement, Parent, Purchaser and the Company have agreed that the options outstanding under the Company's option plans or agreements will accelerate at the Effective Time. Options will be exchangeable prior to the Effective Time for a cash payment (subject to tax withholding) to be made as of the Effective Time and equal to the difference between the exercise price thereof and the $10.50 price per share of Common Stock to be offered in the Offer and the Merger.

     The Company also adopted a "stay pay" bonus plan for certain key employees of the Company and its subsidiaries requiring continuation of employment until the Effective Time. See Employment Continuation Plan in Item 3 of the Schedule 14D-9.